Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтег
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 86

02028693

«16» апреля 2002 г. № 46-97

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 26 2002
WASH. D.C. 165 SECTION

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа! A O Surgutneftegas

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **уведомляем Вас о результатах проведения собрания акционеров и направляем пакет документов, утвержденных общим собранием акционеров ОАО «Сургутнефтегаз»**, а также прилагаем перевод на английский язык текста информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России № 27 (440), от 10.04.2002 года.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 68 листах в 1 экз.

С уважением,

Андрей Н. Серебряков
Заместитель начальника
управления ценных бумаг

dlw 4/30

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33, 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33, 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Приложение 1

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***30.03.2002***
Код факта (события, действия): ***1100155A30032002***

- Вид ценных бумаг, категория (тип) акций по которым начислены доходы: привилегированные и обыкновенные акции ОАО "Сургутнефтегаз";

- Дата принятия эмитентом решения о выплате (объявлении) дивидендов по акциям: 30 марта 2002 года;

- Срок выплаты дивидендов по акциям: с 3 июня 2002 года по 2 июня 2003 года;

- Орган эмитента, принявший решение о выплате (объявлении) дивидендов по акциям: Общее собрание акционеров ОАО "Сургутнефтегаз";

- Размер дивиденда, начисленного на одну акцию указанной категории (типа): по привилегированной акции ОАО "Сургутнефтегаз" - 0,1 (одна десятая) рубля, по обыкновенной акции ОАО "Сургутнефтегаз" 0,033 (тридцать три тысячных) рубля;

- Общее количество акций одной категории (типа) по которым начислены доходы: 7 701 998 235 штук привилегированных акций; 35 725 994 705 штук обыкновенных акций;

- Форма выплаты объявленных доходов по ценным бумагам: денежные средства.

Генеральный директор ***В.Л. Богданов***

УТВЕРЖДЕНЫ:
Решением годового общего собрания
акционеров открытого акционерного
общества «Сургутнефтегаз»
Протокол от 05.04.2002 г. № 13

Изменения в Положение о Ревизионной комиссии открытого акционерного общества «Сургутнефтегаз»

г. Сургут
2002 год

В первом абзаце пункта 2.2. числительное «…45…» заменить на: числительное «…30…».

В третьем абзаце пункта 2.2. числительное «…15…» заменить на: числительное «…5…».

Пункт 2.5 исключить.

Последнее предложение пункта 2.6 исключить.

В абзаце первом пункта 4.7. исключить слова «выплачивается вознаграждение и».

Абзац второй пункта 4.7. исключить.

В пункте 5.2. после слов «акционеров» вставить слова: «только по предложению Совета директоров» далее по тексту.

УТВЕРЖДЕНЫ:
Решением годового общего собрания акционеров открытого акционерного общества «Сургутнефтегаз»
Протокол от 05.04.2002 г. № 13

Изменения в Порядок ведения общего собрания акционеров открытого акционерного общества «Сургутнефтегаз».

г.Сургут
2002 год

В статье 1 по тексту слова «…(опросным путем)…» исключить.

Абзац седьмой пункта 3 статьи 1 исключить.

В пункте 4 статьи 1 числительное «…45…», заменить числительным «…25…» и далее по тексту.

Абзац второй пункта 1 статьи 2 изложить в следующей редакции:

Внеочередное общее собрание акционеров Общества проводится в порядке и сроки, установленные Федеральным законом «Об акционерных обществах».

В первом абзаце пункта 4 статьи 2 числительное «…10…» заменить на слово «…пяти…».

В первом предложении пункта 1 статьи 3 текст после слов «…созывается Советом директоров Общества для…» заменить следующим текстом: «…утверждения представляемых Советом директоров Общества годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, распределения прибыли, в том числе выплаты (объявления) дивидендов, и убытков Общества по результатам финансового года».

В первом абзаце пункта 4 статьи 3 числительное «…15…» заменить словом «…пяти…».

В абзаце первом пункта 1 статьи 4 слова «Список акционеров,…» заменить на «Список лиц,…» и далее по тексту.

Абзац второй пункта 1 статьи 4 изложить в следующей редакции:

Дата составления списка лиц, имеющих право на участие в Общем собрании акционеров, устанавливается в соответствии с Федеральным законом «Об акционерных обществах».

Третий абзац пункта 1 статьи 4 исключить.

В пунктах 3 - 5 статьи 4 по тексту слова «Список акционеров,…» заменить на «Список лиц,…».

Пункт 1 статьи 5 изложить в следующей редакции:

При подготовке к проведению общего собрания акционеров Советом директоров Общества, а в случаях, предусмотренных пунктом 7 статьи 2 настоящего Порядка, лицами, созывающими собрание, определяются:

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров, почтовый адрес, по которому могут быть направлены заполненные акционерами бюллетени, а в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок сообщения акционерам о проведении общего собрания акционеров;

перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок её предоставления;

форма и текст бюллетеней для голосования.

Пункт 2 статьи 5 исключить.

В абзаце первом пункта 1 статьи 6 текст после слов «...Нефть Приобья...» изложить в следующей редакции:

в сроки, предусмотренные Федеральным законом «Об акционерных обществах».

Абзацы с первого по шестой пункта 2 статьи 6 изложить в следующей редакции:

В сообщении о проведении общего собрания акционеров должны быть указаны:

полное фирменное наименование Общества и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, время и место проведения общего собрания акционеров и почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок ознакомления с информацией (материалами), подлежащей представлению при подготовке к проведению общего собрания акционеров и адрес (адреса), по которому с ней можно ознакомиться.

Пункт 3 статьи 6 изложить в следующей редакции:

К информации (материалам), подлежащей представлению лицам, имеющим право на участие в общем собрании акционеров, при подготовке к проведению общего собрания акционеров, относятся: годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам годовой проверки годовой бухгалтерской отчетности, сведения о кандидате (кандидатах) на должность генерального директора Общества, в Совет директоров и Ревизионную комиссию Общества, проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции; проекты внутренних документов Общества, проекты решений общего собрания акционеров.

В пункте 2 статьи 7 слова «...список акционеров...» заменить на «...список лиц...».

В статье 8 по тексту слова «...Специализированный...», «...Специализированного...» исключить.

В абзаце втором пункта 1 статьи 9 числительное «...30...» заменить числительным «...20...» и далее по тексту.

В третьем абзаце пункта 1 статьи 9 слова «...- опросным путем...» исключить; текст «...30 дней до дня окончания приема бюллетеней» заменить следующим текстом «...20 дней до проведения общего собрания акционеров».

Пункт 2 статьи 9 изложить в следующей редакции:

В бюллетене для голосования должны быть указаны:

полное фирменное наименование Общества и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров, почтовый адрес, по которому заполненные бюллетени могут быть направлены в Общество, либо в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

формулировки решений по каждому вопросу (имя каждого кандидата), голосование по которому осуществляется данным бюллетенем;

варианты голосования по каждому вопросу повестки дня, выраженные формулировками «за», «против» или «воздержался»;

упоминание о том, что бюллетень для голосования должен быть подписан акционером.

В случае осуществления кумулятивного голосования бюллетень для голосования должен содержать указание на это и разъяснение существа кумулятивного голосования.

В пункте 3 статьи 9 по тексту слово «…Специализированный…» и «…Специализированного…» исключить.

В статье 10 по тексту слово «…Специализированным…» исключить.

В абзаце третьем пункта 2 статьи 11 числительное «…10…» заменить числительным «…20…».

В абзаце четвертом пункта 2 статьи 11 числительное «…20…» заменить числительным «…40…»; слова «…списком акционеров…» заменить на «…списком лиц…».

В абзаце пятом пункта 2 статьи 11 числительное «…20…» заменить числительным «…40…».

В статье 13 по тексту слова «…Специализированного…», «…Специализированному…», «…Специализированный…» «…Специализированным…» исключить.

В абзаце девятом пункта 4 статьи 13 числительное «…45…» заменить числительным «…25…».

В названии статьи 15 слова «…(ОПРОСНЫМ ПУТЕМ)…» исключить.

В статье 15 по тексту слова «…(опросным путем)…», «…Специализированным…», «…Специализированный…», «…Специализированного…» исключить, слова «…списка акционеров…» заменить на «…списка лиц…».

Абзац второй пункта 2 статьи 15 изложить в следующей редакции:

дата окончания приема бюллетеней, а также почтовый адрес, по которому должны направляться заполненные бюллетени.

Абзац девятый пункта 2 статьи 15 исключить.

В абзаце десятом пункта 2 статьи 15 числительное «…60…» заменить числительным «…50…».

Абзац одиннадцатый пункта 2 статьи 15 исключить.

В абзаце первом пункта 3 статьи 15 текст «…30 дней до дня окончания приема Обществом бюллетеней» заменить текстом «…20 дней до проведения общего собрания акционеров».

Четвертый абзац пункта 3 статьи 15 исключить.

Абзац восьмой пункта 3 статьи 15 дополнить следующим текстом: «…почтовый адрес, по которому должны направляться заполненные бюллетени».

В пункте 2 статьи 16 после слов «…собрания акционеров…» добавить текст «…только по предложению Совета директоров Общества…», далее по тексту.

ЗАРЕГИСТРИРОВАН:
Администрацией города Сургута
Ханты-Мансийского автономного
округа Тюменской области

Регистрационный № 12-4782
Приказ № 82 от 12.04.2002 г.

Заместитель мэра города Сургута

_______________А.П.Самойленко

УТВЕРЖДЕНЫ:
Решением годового общего
собрания акционеров открытого
акционерного общества
«Сургутнефтегаз»
Протокол от 05.04.2002 г.
№ 13

Изменения в Устав
открытого акционерного общества «Сургутнефтегаз»

г.Сургут
2002 год

В пункте 1.2. - после слов «..., г.Сургут...» дополнить: «..., ул.Кукуевицкого, 1».

В подпункте 3.2.3. пункта 3.2. после слов: «Пользование недрами...» дополнить «..., в том числе...» и далее по тексту.

Подпункт 3.2.6. пункта 3.2. изложить в следующей редакции: Переработка и реализация нефти и газа и продуктов их переработки.

Подпункт 3.2.8. пункта 3.2. изложить в следующей редакции:

Хранение нефти, газа и продуктов их переработки.

Подпункт 3.2.49. пункта 3.2. перед словом «Ремонт...» дополнить словом: «Изготовление,...».

Пункт 3.2. дополнить подпунктами 3.2.51-3.2.69 следующего содержания:

3.2.51. Производство маркшейдерских работ.

3.2.52. Деятельность в области связи.

3.2.53. Деятельность по эксплуатации газовых сетей.

3.2.54. Монтаж и наладка средств КИПиА.

3.2.55. Производство работ по монтажу, наладке, ремонту и обслуживанию средств обеспечения охранной и пожарной безопасности зданий и сооружений.

3.2.56. Деятельность по проведению экспертизы промышленной безопасности.

3.2.57. Эксплуатация взрывоопасных производственных объектов.

3.2.58. Эксплуатация пожароопасных производственных объектов.

3.2.59. Эксплуатация химически опасных производственных объектов.

3.2.60. Эксплуатация магистрального трубопроводного транспорта.

3.2.61. Эксплуатация нефтегазодобывающих производств.

3.2.62. Транспортировка по магистральным трубопроводам нефти, газа и продуктов их переработки.

3.2.63. Хранение взрывчатых материалов промышленного назначения.

3.2.64. Применение взрывчатых материалов промышленного назначения.

3.2.65. Деятельность по эксплуатации электрических, газовых и тепловых сетей.

3.2.66. Деятельность по оказанию протезно - ортопедической помощи, производство и распространение лекарственных средств и изделий медицинского назначения.

3.2.67. Деятельность по обращению с опасными отходами.

3.2.68. Заготовка, переработка и реализация лома черных и цветных металлов.

3.2.69. Деятельность в области таможенного дела.

В абзаце первом пункта 4.4. после слов «...Советом директоров Общества» дополнить: «...или общим собранием».

Последнее предложение третьего абзаца пункта 4.6. исключить.

В пункте 4.7. слово «...специализированного...» исключить.

В абзаце втором пункта 5.10. слова «...решение о совершении...» заменить на «...решение об одобрении...»; слово: «...совершении...» заменить на «...одобрении...».

В пункте 6.3. слово «...исключительной...» исключить.

В подпункте 6.3.1. пункта 6.3. текст после слов «...в новой редакции,...» заменить следующим текстом «...за исключением случаев, предусмотренных Федеральным законом «Об акционерных обществах» и настоящим Уставом».

Подпункт 6.3.3. пункта 6.3. изложить в следующей редакции:

Утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли и убытков Общества.

Подпункт 6.3.9. пункта 6.3. изложить в следующей редакции:

Определение количества, номинальной стоимости, категории (типа) объявленных акций и прав, предоставляемых этими акциями.

В подпункте 6.3.15 пункта 6.3. слова «...о заключении...» заменить на: «...об одобрении...».

В подпункте 6.3.16 пункта 6.3. слова «...о заключении...» заменить на «...об одобрении...»; слова «...Федеральным законом...» заменить словами «...п.3 ст.79 Федерального закона...».

Внести в пункт 6.3. подпункт 6.3.17 следующего содержания:

Увеличение уставного капитала путем размещения дополнительных обыкновенных акций по открытой подписке в случае, если количество дополнительно размещаемых обыкновенных акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций.

Внести в пункт 6.3. подпункт 6.3.18 следующего содержания:

Увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке.

Внести в пункт 6.3. подпункт 6.3.19 следующего содержания:

Размещение по закрытой подписке эмиссионных ценных бумаг, конвертируемых в акции. Размещение посредством открытой подписки конвертируемых эмиссионных ценных бумаг, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 процентов ранее размещенных обыкновенных акций.

Внести в пункт 6.3. подпункт 6.3.20 следующего содержания:

Увеличение уставного капитала Общества путем увеличения номинальной стоимости акций.

Внести в пункт 6.3. подпункт 6.3.21 следующего содержания:

Принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций.

Внести в пункт 6.3. подпункт 6.3.22 следующего содержания:

Утверждение внутренних документов, регулирующих деятельность органов Общества.

Внести в пункт 6.3. подпункт 6.3.23 следующего содержания:

Иные вопросы, предусмотренные действующим законодательством Российской Федерации.

В последнем абзаце пункта 6.3. слово «...исключительной...» исключить.

Абзац второй пункта 6.4. после слов «...утверждении аудитора Общества...» изложить в следующей редакции: «... об утверждении годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределении

прибыли, в том числе выплате (объявлении) дивидендов, и убытков Общества по результатам финансового года».

В четвертом абзаце пункта 6.4. числительное «…10…» заменить числительным «…5…».

Абзац седьмой пункта 6.4. изложить в следующей редакции:

Созыв внеочередного общего собрания акционеров Общества проводится в сроки, установленные Федеральным законом «Об акционерных обществах». Заочное голосование проводится с использованием бюллетеней для голосования, рассылаемых акционерам заказным письмом не позднее чем за 20 дней до проведения общего собрания акционеров.

В первом предложении пункта 6.5. текст после слова «…осуществляется…» заменить следующим текстом: «…в срок, определенный Федеральным законом «Об акционерных обществах».

Второе предложение пункта 6.5. изложить в следующей редакции:

В сообщении о проведении общего собрания акционеров указываются:

полное фирменное наименование и место нахождения Общества;

форма проведения общего собрания акционеров (собрание или заочное голосование);

дата, место, время проведения общего собрания акционеров и почтовый адрес, по которому заполненные бюллетени могут быть направлены в Общество, а в случае проведения общего собрания акционеров в форме заочного голосования дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;

дата составления списка лиц, имеющих право на участие в общем собрании акционеров;

повестка дня общего собрания акционеров;

порядок ознакомления с информацией (материалами), подлежащей предоставлению акционерам при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

В первом абзаце пункта 6.6. числительные «…6.3.13-6.3.16…» заменить числительными «…6.3.14-6.3.22…».

В четвертом абзаце пункта 6.6. числительное «…15…» заменить числительным «…5…».

В пятом абзаце пункта 6.6 слова «…списка акционеров…» заменить на «…списка лиц…».

В пункте 6.7. числительное «…45…» заменить числительным «…25…».

В первом предложении третьего абзаца пункта 6.8. слова «…не позднее чем за 10 дней до даты его проведения» заменить на слова «…в срок, предусмотренный Федеральным законом «Об акционерных обществах».

Во втором предложении третьего абзаца пункта 6.8. числительное «…20…» заменить числительным «…40…»; слова «…списком акционеров…» заменить на «…списком лиц…».

В четвертом абзаце пункта 6.8. числительное «…6.3.16…» заменить числительными «…6.3.16 - 6.3.19…».

В первом абзаце п.7.1. по тексту исключить слова «…исключительной…».

В подпункте 1) пункта 7.1. числительные «…6.3.13-6.3.16…» заменить числительными «…6.3.14-6.3.22…».

В подпункте 6) пункта 7.1 слова «...списка акционеров...» заменить на «...списка лиц...».

Подпункт 8) пункта 7.1 изложить в следующей редакции:

увеличение уставного капитала Общества путем размещения Обществом:

дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;

дополнительных привилегированных акций посредством открытой подписки;

дополнительных акций за счет имущества Общества.

Подпункт 9) пункта 7.1. изложить в следующей редакции:

утверждение отчета об итогах выпуска и приобретения Обществом акций Общества.

Подпункт 12) пункта 7.1. изложить в следующей редакции:

размещение Обществом:

облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества.

Подпункт 19) пункта 7.1. изложить в следующей редакции:

определение направлений использования резервного, целевых и иных фондов Общества.

Подпункт 20) пункта 7.1. изложить в следующей редакции:

утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции общего собрания акционеров Федеральным законом «Об акционерных обществах», а также иных внутренних документов Общества, утверждение которых отнесено к компетенции генерального директора Общества настоящим Уставом.

Подпункт 22 пункта 7.1. изложить в следующей редакции:

внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией.

В подпункте 23) пункта 7.1. слова «...о заключении...» заменить на «...об одобрении...».

В подпункте 24) пункта 7.1. слова «...о заключении...» заменить на «...об одобрении...».

Внести в пункт 7.1. подпункт 26) следующего содержания:

утверждение регистратора Общества, утверждение и расторжение договора с ним.

Внести в пункт 7.1. подпункт 27) следующего содержания:

иные вопросы, предусмотренные законодательством Российской Федерации.

В первом абзаце пункта 7.2. слова «...на один год» заменить текстом «...до следующего годового общего собрания акционеров».

Дополнить пункт 7.2. абзацами следующего содержания:

При определении наличия кворума и результатов голосования по вопросам повестки дня может учитываться письменное мнение члена Совета директоров Общества, отсутствующего на заседании Совета директоров Общества.

Решения Совета директоров могут быть приняты заочным голосованием.

Третье предложение пункта 7.4. дополнить следующим текстом: «...за исключением случаев, предусмотренных Федеральным законом «Об акционерных обществах».

В пункте 8.1. текст «...и Положением о генеральном директоре Общества...» исключить.

В пятом абзаце пункта 8.6 после слов: «...в том числе заключение договоров на приобретение имущества...» дополнить словами: «стоимостью до 25% балансовой стоимости активов Общества, определенной по данным бухгалтерской отчетности Общества на последнюю отчетную дату, осуществление распоряжения средствами резервного, целевых и иных фондов Общества в соответствии с указанными Советом директоров Общества направлениями...».

Абзац десятый пункта 8.6. после слов «...социального развития Общества...» дополнить словами: «...и его дочерних обществ».

В первом предложении двенадцатого абзаца пункта 8.6. текст после слов: «...деятельностью Общества...» дополнить словами: «...и его дочерних обществ...»; слово: «...исключительной...» исключить.

В пункте 10.3 во втором предложении исключить слова: «за текущий год».

В пункте 10.6 в первом предложении текст: «...Совет директоров Общества составляет список акционеров...» заменить следующим текстом «...составляется список лиц...»; во втором предложении слова «...акционерам и номинальным держателям...» заменить на «...лицам...».

УТВЕРЖДЕНО:
Решением годового общего собрания
акционеров открытого акционерного
общества «Сургутнефтегаз»
Протокол от 05.04. 2002 г. № 13

Положение о Совете директоров открытого акционерного общества «Сургутнефтегаз»

г.Сургут
2002 год

Статья 1. Общие положения.

1.1. Совет директоров открытого акционерного общества «Сургутнефтегаз» (далее - по тексту именуемого «Общество») осуществляет общее руководство деятельностью Общества.

1.2. Основными задачами Совета директоров Общества являются выработка политики с целью увеличения прибыльности и конкурентоспособности Общества, обеспечение его устойчивого финансово-экономического положения, обеспечение прав акционеров Общества, а также реализация иных уставных целей Общества.

1.3. В своей деятельности Совет директоров Общества руководствуется законодательством Российской Федерации, Уставом Общества, решениями общего собрания акционеров Общества и настоящим Положением.

1.4. Решения общего собрания акционеров Общества, принятые в пределах его компетенции, являются обязательными для Совета директоров Общества.

Статья 2 . Компетенция Совета директоров.

2.1. В компетенцию Совета директоров Общества входит решение вопросов общего руководства деятельностью Общества за исключением вопросов, отнесенных Уставом Общества и Федеральным законом «Об акционерных обществах» к компетенции общего собрания акционеров Общества и генерального директора Общества.

2.2. К компетенции Совета директоров Общества относятся следующие вопросы:

2.2.1. Вынесение на решение общего собрания акционеров вопросов, предусмотренных подпунктами 6.3.6, 6.3.14 - 6.3.22 пункта 6.3 статьи 6 Устава Общества.

2.2.2. Рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты.

2.2.3. Определение приоритетных направлений деятельности Общества.

2.2.4. Созыв годового и внеочередного общих собраний акционеров Общества.

2.2.5. Утверждение повестки дня общего собрания акционеров.

2.2.6. Определение даты составления списка лиц, имеющих право на участие в общем собрании, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования.

2.2.7. Предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества.

2.2.8. Увеличение уставного капитала Общества путем размещения Обществом:

дополнительных обыкновенных акций по открытой подписке в пределах количества и категории (типа) объявленных акций, если количество

дополнительно размещаемых обыкновенных акций составляет 25 и менее процентов ранее размещенных Обществом обыкновенных акций;

дополнительных привилегированных акций посредством открытой подписки;

дополнительных акций за счет имущества Общества.

2.2.9. Утверждение отчета об итогах выпуска и приобретения Обществом акций Общества.

2.2.10. Внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем увеличения номинальной стоимости акций.

2.2.11. Внесение изменений в Устав Общества, связанных с увеличением уставного капитала общества путем размещения дополнительных акций.

2.2.12 Размещение Обществом:

облигаций и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения они не являются конвертируемыми в акции Общества.

2.2.13. Определение рыночной стоимости имущества Общества.

2.2.14. Приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных настоящим Уставом.

2.2.15. Распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате.

2.2.16. Избрание Председателя Совета директоров и заместителя Председателя Совета директоров из числа членов Совета директоров.

2.2.17. Назначение генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций.

2.2.18. Рекомендации по размеру выплачиваемых членам ревизионной комиссии Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора.

2.2.19. Определение направлений использования резервного, целевых и иных фондов Общества.

2.2.20. Утверждение внутренних документов Общества, за исключением внутренних документов, утверждение которых отнесено к компетенции общего собрания акционеров Федеральным законом «Об акционерных обществах», а также иных внутренних документов Общества, утверждение которых отнесено Уставом к компетенции генерального директора Общества.

2.2.21. Создание филиалов и открытие представительств Общества.

2.2.22. Принятие решения об одобрении Обществом крупных сделок, в соответствии с Федеральным законом «Об акционерных обществах».

2.2.23. Принятие решения об одобрении Обществом сделок, в совершении которых имеется заинтересованность в соответствии с Федеральным законом «Об акционерных обществах», за исключением сделок,

совершаемых между Обществом и открытым акционерным обществом «Нефтяная компания «Сургутнефтегаз» в порядке, предусмотренном четвертым абзацем пункта 8.6. Устава Общества.

2.2.24. Принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом «Сургутнефтегаз» и открытым акционерным обществом «Нефтяная компания «Сургутнефтегаз».

2.2.25. Утверждение регистратора Общества, утверждение и расторжение договора с ним.

2.2.26. Внесение изменений в Устав Общества, связанных с созданием филиалов, открытием представительств Общества и их ликвидацией.

2.2.27. Иные вопросы, предусмотренные законодательством Российской Федерации.

2.3. По вопросам, входящим в его компетенцию, Совет директоров Общества обязан принимать соответствующие решения.

Статья 3. Порядок избрания членов Совета директоров.

3.1. Совет директоров Общества избирается годовым Общим собранием акционеров Общества. Если годовое Общее собрание акционеров Общества не было проведено в сроки, установленные Федеральным законом «Об акционерных обществах», полномочия Совета директоров Общества прекращаются, за исключением полномочий по подготовке, созыву и проведению годового общего собрания акционеров Общества. Количественный состав Совета директоров определяется решением общего собрания акционеров. Членом Совета директоров Общества может быть только физическое лицо.

3.2. Членом Совета директоров может быть лицо, избранное из числа кандидатов, выдвинутых акционерами Общества в соответствии с требованиями Устава Общества и настоящего Положения.

3.3. Кандидаты в члены Совета директоров выдвигаются акционерами (акционером), соответственно владеющими, единолично или в совокупности не менее чем 2 % голосующих акций Общества. Число выдвигаемых каждым акционером (группой акционеров) кандидатов не может превышать численного состава Совета директоров, определенного решением общего собрания акционеров.

3.4. О намерении выдвинуть кандидата в члены Совета директоров выдвинувшими его лицами сообщается Обществу в срок не позднее 30 календарных дней после окончания финансового года. Предложение о выдвижении кандидатов в Совет директоров (в том числе в случае самовыдвижения) вносится в письменной форме.

3.5. Предложение о выдвижении кандидатов в Совет директоров (в том числе и в случае самовыдвижения) должно содержать:

имя (наименование) представившего его акционера (акционеров);

количества и категории (типа) принадлежащих акционеру (акционерам) акций;

имя каждого предлагаемого кандидата;

предложение должно быть подписано акционерами (акционером).

3.6. Лица, ранее избранные в состав Совета директоров Общества, могут переизбираться неограниченное число раз.

3.7. Совет директоров Общества обязан рассмотреть поступившие предложения о выдвижении кандидатов в члены Совета директоров и принять решение о включении или об отказе во включении их в список кандидатур для голосования на годовом общем собрания акционеров не позднее 5 дней по окончании срока, обусловленного п.3.4 настоящего Положения.

3.8. Решение об отказе о включении выдвинутых кандидатов в список кандидатур для голосования может быть принято Советом директоров в следующих случаях:

не соблюден срок подачи заявок, предусмотренный п.3.4 настоящего Положения;

предложение не соответствует требованиям, предусмотренным Федеральным законом «Об акционерных обществах» и настоящим Положением;

акционеры, подавшие заявку, не являются на дату ее подачи владельцами необходимого для этого количества голосующих акций Общества;

инициаторами внесения заявки выступают лица, не зарегистрированные в реестре акционеров и/или не обладающие представительскими полномочиями соответствующих акционеров.

Мотивированное решение Совета директоров об отказе во включении кандидата в список кандидатур для голосования направляется акционеру (акционерам), представившему предложение, в срок не позднее трех дней с даты его принятия.

3.9. Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащим ему акциям полностью за одного кандидата или распределить их между несколькими (всеми) кандидатами в члены Совета директоров Общества.

3.10. В случае переноса даты проведения годового общего собрания акционеров ввиду отсутствия кворума выдвижение новых кандидатов в члены Совета директоров не допускается.

3.11. Если выборы Совета директоров на годовом общем собрании акционеров признаны несостоявшимися, действующий Совет директоров должен принять решение о проведении внеочередного общего собрания акционеров для избрания Совета директоров. Выдвижение кандидатов в члены Совета директоров в данном случае производится в порядке, предусмотренном для выдвижения кандидатов при подготовке к проведению годового общего собрания акционеров.

Статья 4. Срок полномочий и порядок прекращения полномочий членов Совета директоров.

4.1. Члены Совета директоров считаются избранными с момента подведения Счетной комиссией Общества итогов голосования по вопросу

избрания членов Совета директоров и исполняют свои полномочия до момента избрания следующим годовым общим собранием акционеров нового состава Совета директоров, за исключением случаев досрочного прекращения полномочий Совета директоров.

4.2. Если новый состав Совета директоров не был избран по какой- либо причине на годовом общем собрании акционеров, срок полномочий Совета директоров Общества прекращается, за исключением полномочий по подготовке, созыву и проведению внеочередного общего собрания акционеров Общества.

4.3. Все члены Совета директоров могут быть освобождены от должности одновременно по решению внеочередного общего собрания акционеров до истечения срока полномочий (досрочно).

4.4. Если внеочередное общее собрание акционеров досрочно прекратило полномочия всего состава Совета директоров, функции Совета директоров по подготовке и проведению внеочередного общего собрания для избрания нового состава Совета директоров осуществляет Генеральный директор Общества.

Выдвижение кандидатов в члены Совета директоров в данном случае производится в порядке, предусмотренном Федеральным законом «Об акционерных обществах».

4.5. В случае досрочного прекращения полномочий Совета директоров, полномочия вновь избранных на внеочередном общем собрании акционеров членов Совета директоров действуют до момента избрания на ближайшем по срокам годовом общем собрании акционеров нового состава Совета директоров.

4.6. Член Совета директоров вправе в любое время добровольно сложить свои полномочия, известив об этом письменно остальных членов Совета директоров. При этом полномочия остальных членов Совета директоров не прекращаются.

4.7. В случае, когда в результате добровольного прекращения полномочий членами Совета директоров количество членов Совета директоров Общества становится менее кворума, предусмотренного п.7.1 настоящего Положения, оставшиеся члены Совета директоров должны принять решение о созыве внеочередного общего собрания акционеров для избрания нового состава Совета директоров Общества.

Статья 5. Вознаграждение членов Совета директоров.

5.1. Председателю Совета директоров в период исполнения им своих обязанностей выплачивается ежемесячное вознаграждение в размере оклада и ежемесячной премии, выплачиваемых генеральному директору Общества.

5.2. Членам Совета директоров вознаграждение за участие в деятельности Совета директоров не выплачивается.

5.3. Общество компенсирует Председателю и членам Совета директоров транспортные, почтовые, командировочные и иные расходы, связанные с исполнением ими своих функций, по решению общего собрания акционеров Общества.

5.4. Организация выплаты вознаграждений и компенсации расходов

членов Совета директоров возлагается на главного бухгалтера Общества.

Статья 6. Регламент заседаний Совета директоров.

6.1. Решения Совета директоров принимаются на заседаниях Совета директоров или заочным голосованием (опросным путем) в порядке, предусмотренном настоящим Положением.

6.2. Совет директоров проводит заседания по мере необходимости, но не реже одного раза в квартал.

Заседания, созываемые Председателем Совета директоров или его заместителем по утвержденному плану, являются очередными.

Все остальные заседания, проводимые в случае необходимости, в том числе, по требованию члена Совета директоров, Ревизионной комиссии, аудитора, генерального директора Общества, являются внеочередными.

6.3. Первое заседание вновь избранного Совета директоров проводится по окончании общего собрания акционеров, избравшего данный состав Совета директоров с целью избрания Председателя Совета директоров и заместителя Председателя Совета директоров.

Член Совета директоров – акционер (полномочный представитель акционера), владеющий наибольшим числом акций Общества, открывает первое заседание Совета директоров и председательствует на нем до избрания Председателя Совета директоров.

Функции Председателя Совета директоров и заместителя Председателя Совета директоров не могут исполнять члены Совета директоров, не являющиеся полномочными (законными) представителями открытого акционерного общества «Нефтяная компания «Сургутнефтегаз».

Совет директоров вправе в любое время переизбрать своего Председателя и заместителя Председателя.

Генеральный директор Общества не может быть одновременно Председателем Совета директоров Общества.

6.4. Председатель Совета директоров, а в случае его отсутствия в связи с болезнью, отпуском или по иным причинам, а также на основании его поручений заместитель Председателя Совета директоров организует работу Совета директоров Общества, созывает заседания Совета директоров и председательствует на них, организует на заседаниях ведение протокола, организует заочное голосование в порядке, установленном настоящим Положением.

6.5. Годовое заседание Совета директоров проводится в срок не позднее, чем за 30 дней до даты годового общего собрания акционеров с целью предварительного утверждения проектов годовых отчетов, бухгалтерских балансов Общества, счета прибылей и убытков Общества.

6.6. Секретарь Совета директоров готовит проект плана заседаний Совета директоров на очередной квартал с учетом вносимых предложений. Проект плана рассматривается Советом директоров на очередном заседании и утверждается Председателем Совета директоров или его заместителем.

Включение дополнительных (внеочередных) вопросов в утвержденный план заседаний производится по решению Председателя Совета директоров

или его заместителя.

Проект повестки очередного заседания Совета директоров готовится секретарем Совета директоров, исходя из решений общего собрания акционеров Общества, утвержденного плана заседаний Совета директоров и представляется на утверждение Председателя Совета директоров или его заместителя.

Председатель Совета директоров или его заместитель утверждают повестку дня и отдают указание о созыве заседания Совета директоров.

6.7. Внеочередное заседание Совета директоров может быть созвано по собственной инициативе Председателем Совета директоров или, в случае его отсутствия или по его поручению, его заместителем.

Председатель Совета директоров или его заместитель должны созвать внеочередное заседание по требованию члена Совета директоров, Ревизионной комиссии или аудитора Общества, генерального директора Общества. В повестку дня могут быть включены вопросы, предложенные на рассмотрение членами Совета директоров, Ревизионной комиссией, аудитором Общества, а также генеральным директором Общества.

6.8. Уведомление о проведении заседания Совета директоров направляется каждому члену Совета директоров в письменной форме (заказным письмом, курьерской почтой, телеграммой, телексом, телефаксом) не позднее, чем за три календарных дня до назначенной даты заседания. Уведомление включает повестку дня заседания. К уведомлению прилагаются материалы по повестке дня. Материалы по повестке дня могут быть вручены члену Совета директоров накануне заседания Совета директоров.

6.9. Заседания Совета директоров проходят под руководством Председателя Совета директоров, или, в случае его отсутствия или по его поручению, под руководством заместителя Председателя Совета директоров, или, в случае его отсутствия, под руководством председательствующего – одного из членов Совета директоров, избираемого простым большинством из числа присутствующих на заседании членов Совета директоров.

6.10. На заседании Совета директоров рассматриваются вопросы, содержащиеся в повестке. Члены Совета директоров, а также прочие лица, приглашенные на заседание Совета директоров, могут не позднее, чем за день до заседания представить свои замечания и предложения по вопросам повестки дня Секретарю Совета директоров. В случае необходимости и при согласии всех присутствующих членов Совета директоров в повестку могут быть внесены вопросы на заседании Совета директоров.

6.11. Заседания Совета директоров носят, как правило, закрытый характер. По решению Совета директоров на его заседания могут приглашаться работники аппарата управления Общества, советники, эксперты Общества, акционеры и другие лица. Состав лиц, приглашаемых на заседание Совета директоров, определяется Председателем Совета директоров или его заместителем по согласованию с лицами, ответственными за подготовку рассматриваемого вопроса.

6.12. В случае необходимости любое заседание Совета директоров может быть отложено с согласия всех присутствующих членов Совета директоров.

Вопросы повестки дня, не рассмотренные на заседании Совета

директоров, должны быть рассмотрены на следующем заседании.

6.13. Члены Совета директоров осуществляют свои полномочия только лично.

6.14. Члены Совета директоров и лица, приглашенные на заседание Совета директоров по отдельным вопросам, могут выступать в прениях, вносить предложения, делать замечания, давать справки по существу обсуждаемых вопросов. Прения прекращаются по предложению председательствующего на заседании.

6.15. Совет директоров назначает Секретаря Совета директоров, который организует подготовку заседаний Совета директоров, составляет протокол заседаний Совета директоров, обеспечивает учет и хранение протоколов заседаний Совета директоров и решений Совета директоров, принимаемых опросным путем (заочным голосованием), обеспечивает хранение бюллетеней для голосования, направленных в Совет директоров для принятия решений Совета директоров, принимаемых опросным путем (заочным голосованием), организует делопроизводство Совета директоров, осуществляет руководство аппаратом Совета директоров, а также формирует состав аппарата Совета директоров, перечень должностей которого утверждается Советом директоров, осуществляет иные функции, направленные на обеспечение стабильной деятельности Совета директоров и надлежащее исполнение решений Совета директоров.

6.16. Секретарь Совета директоров осуществляет контроль за выполнением решений, принятых Советом директоров, и о ходе их выполнения докладывает на каждом заседании Совета директоров.

Статья 7. Порядок принятия решений Советом директоров.

7.1. Кворум для проведения заседаний Совета директоров обеспечивается присутствием не менее половины от числа избранных членов Совета директоров. В случае, когда количество членов Совета директоров становится менее количества, составляющего указанный кворум, Совет директоров обязан принять решение о проведении внеочередного общего собрания акционеров для избрания нового состава Совета директоров, причем оставшиеся члены Совета директоров не вправе принимать иные решения, за исключением решения о созыве такого внеочередного общего собрания акционеров.

При определении наличия кворума и результатов голосования по вопросам повестки дня может учитываться письменное мнение члена Совета директоров Общества, отсутствующего на заседании Совета директоров Общества.

7.2. При принятии решений на заседаниях Совета директоров каждый член Совета директоров имеет по одному голосу.

Передача права голоса одним членом Совета директоров Общества иному лицу, в том числе другому члену Совета директоров Общества, не допускается.

В случае равенства голосов голос Председателя Совета директоров или его заместителя, председательствующего на заседании по поручению Председателя или членов Совета директоров, является решающим.

7.3. Все решения Совета директоров принимаются большинством голосов членов Совета директоров, присутствующих на заседании или принимающих участие в заочном голосовании, за исключением тех вопросов, решение по которым принимается Советом директоров единогласно.

Решение Совета директоров по подпункту 2.2.23 пункта 2.2 статьи 2 настоящего Положения принимается Советом директоров Общества большинством голосов независимых членов Совета директоров, не заинтересованных в ее совершении. Если все члены Совета директоров Общества признаются заинтересованными лицами и (или) не являются независимыми директорами, сделка может быть одобрена решением общего собрания акционеров, принятым в порядке, предусмотренном п.4 ст.83 Федерального закона «Об акционерных обществах».

7.4. Решение Совета директоров может быть принято заочным голосованием - путем письменного опроса членов Совета директоров.

Письменное решение, при условии его подписания необходимым числом членов Совета директоров, имеет ту же силу, что и решения, принятые на заседании Совета директоров.

7.5. Бюллетени для заочного голосования вручаются членам Совета директоров в порядке и в сроки, установленные настоящим Положением для направления уведомления о проведении заседания Совета директоров.

Для определения кворума и подсчета голосов при заочном голосовании принимаются бюллетени, полученные Секретарем Совета директоров от членов Совета директоров не позднее начала рабочего дня, определенного в уведомлении как день проведения заочного голосования Совета директоров.

Статья 8. Протокол заседания Совета директоров.

8.1. По вопросам, поставленным на голосование на заседании Совета директоров или опросным путем, принимаются решения, которые фиксируются в протоколе заседания Совета директоров Общества.

8.2. Секретарем Совета директоров в срок, не позднее трех рабочих дней после проведения заседания Совета директоров, составляется протокол.

В протоколе указываются место и время проведения заседания, лица, присутствующие на заседании, повестка дня заседания, вопросы, поставленные на голосование и итоги голосования по ним, принятые решения, дата составления протокола.

Протокол заседания Совета директоров скрепляется подписью Председателя Совета директоров (или председательствующего на заседании Совета директоров) и Секретаря Совета директоров.

Протоколы, не подписанные Председателем Совета директоров (или председательствующим на заседании Совета директоров), являются недействительными.

8.3. Член Совета директоров, не согласившийся с решением Совета директоров, вправе в течение суток с момента окончания заседания подать особое мнение, изложенное в письменной форме, для приобщения к протоколу.

8.4. Секретарем Совета директоров решения Совета доводятся до исполнителей и представляются соответствующим органам и лицам по мотивированным запросам последних, а в необходимых случаях – с разрешения или по поручению Председателя или заместителя Председателя Совета директоров, в виде выписок из протокола заседания, подписанных Секретарем Совета директоров и заверенных печатью Общества.

Статья 9. Ответственность членов Совета директоров.

9.1. Члены Совета директоров Общества при осуществлении своих прав и исполнении обязанностей обязаны действовать в интересах Общества, осуществлять свои права и исполнять обязанности в отношении Общества и полномочия, предусмотренные настоящим Положением, добросовестно и разумно, не разглашать ставшую им известной конфиденциальную информацию о деятельности Общества.

9.2. Члены Совета директоров несут ответственность перед Обществом за убытки, причиненные Обществу их виновными действиями (бездействием). При этом, в Совете директоров Общества не несут ответственности члены, голосовавшие против решения, которое повлекло причинение Обществу убытков, или не принимавшие участие в голосовании.

При определении оснований и размера ответственности членов Совета директоров должны быть приняты во внимание обычные условия делового оборота и иные обстоятельства, имеющие значение для дела.

Статья 10. Заключительные положения.

10.1. Настоящее Положение утверждается общим собранием акционеров Общества большинством голосов акционеров – владельцев голосующих акций Общества по предложению Совета директоров Общества.

10.2. Решение о внесении изменений и дополнений в настоящее Положение принимается на общем собрании акционеров Общества в порядке, предусмотренном для утверждения Положения.

10.3. Если отдельные нормы настоящего Положения вступают в противоречие с законодательством Российской Федерации, эти нормы утрачивают силу.

ПОРЯДОК
выплаты дивидендов по акциям открытого акционерного общества «Сургутнефтегаз» за 2001 год

1. Настоящий Порядок разработан в соответствии с Уставом ОАО «Сургутнефтегаз» (далее «Общество») и действующим законодательством РФ.

2. Выплата объявленных общим собранием акционеров дивидендов является обязательной для Общества.

3. Выплата дивидендов по акциям Общества производится в денежной форме.

4. Срок выплаты дивидендов определяется решением общего собрания акционеров Общества.

5. Список лиц, имеющих право получения дивидендов по акциям Общества, составлен по состоянию на 12 февраля 2002 года (на дату составления списка лиц, имеющих право участвовать в годовом общем собрании акционеров Общества).

6. Выплату дивидендов физическим лицам–получателям дивидендов производит регистратор Общества - ЗАО «Сургутинвестнефть», а юридическим лицам-получателям дивидендов - Общество.

7. Выплата дивидендов лицам, имеющим право получения дивидендов, производится в следующем порядке:

основным работникам Общества - наличными средствами через кассы Общества;

жителям г.Сургута и Сургутского района - в отделениях Сбербанка России и филиалах ЗАО «Сургутнефтегазбанк»;

жителям г.Кириши Ленинградской области - в отделениях Сбербанка России;

прочим иногородним физическим лицам - почтовым переводом на адрес, указанный в реестре акционеров, при условии, что сумма подлежащих к выплате дивидендов составляет не менее 10-ти рублей, а, при наличии сведений о полных банковских реквизитах лица, дивиденды перечисляются иногородним лицам на счета в банковских учреждениях.

Для юридических лиц-получателей дивидендов подтверждение банковских реквизитов Обществу (при условии их изменения или отсутствия в реестре акционеров Общества на дату составления списка лиц, имеющих право получения дивидендов) при обращении за получением дивидендов является обязательным.

Если сумма подлежащих к выплате дивидендов составляет менее 10-ти рублей, выплата дивидендов производится только по заявлению лица-получателя дивидендов.

8. Оплата почтовых и банковских услуг производится лицом-получателем дивидендов.

9. По неполученным дивидендам проценты не начисляются.

10. В случае выплаты излишних дивидендов Общество вправе зачесть излишне произведенную выплату в счет предстоящих платежей или предложить лицу-получателю дивидендов возвратить излишне полученное. При этом Общество не вправе принуждать указанное лицо к возврату излишне выплаченных в качестве дивидендов денежных средств.

11. При выплате дивидендов Общество, в соответствии с действующим законодательством РФ, удерживает с лиц-получателей дивидендов налог, перечисляемый в бюджет.

Приложение 2

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***5.04.2002***
Код факта (события, действия): ***1200155A05042002***

- Вид общего собрания (годовое, внеочередное): годовое;

- Форма проведения общего собрания: собрание;

- Дата проведения общего собрания: 30 марта 2002 года;

- Место проведения общего собрания: Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32;

- Кворум общего собрания: Участие в Собрании приняли лица, включенные в список лиц, имеющих право на участие в Собрании, обладающие 27 998 765 437 (Двадцатью семью миллиардами девятьюстами девяноста восемью миллионами семьюстами шестьюдесятью пятью тысячами четыреста тридцатью семью) голосами, что составляет 78,3845 процента от общего числа голосующих на Собрании акций Общества.

В соответствии с Законом Российской Федерации "Об акционерных обществах" Собрание правомочно (имеет кворум).

- Вопросы, поставленные на голосование, и итоги голосования по ним:

1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2001 год.

2. Утверждение распределения прибылей (убытков) ОАО "Сургутнефтегаз" за 2001 год, в том числе выплата (объявление) дивидендов, утверждение срока и формы выплаты дивидендов.

3. Избрание членов Совета директоров ОАО "Сургутнефтегаз".

4. Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".

5. Утверждение аудитора ОАО "Сургутнефтегаз".

6. Внесение изменений и дополнений в устав ОАО "Сургутнефтегаз".

7. Внесение изменений в порядок ведения общего собрания акционеров ОАО "Сургутнефтегаз".

8. Утверждение положения о Совете директоров ОАО "Сургутнефтегаз".

9. Внесение изменений в положение о Ревизионной комиссии

ОАО "Сургутнефтегаз".
10. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").

Результаты голосования бюллетенями по 1-му вопросу:
- количество голосов "за" - 27 858 334 354, что составляет 99,3758% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 145 765 860, что составляет 0,5200% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 4 369 442, что составляет 0,0156% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по 2-му вопросу:
- количество голосов "за" - 27 810 445 616, что составляет 99,2049% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 190 720 532, что составляет 0,6803% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 3 701 388, что составляет 0,0132% от количества голосов, принявших участие в собрании.

Результаты кумулятивного голосования бюллетенями по вопросу №3:
- количество голосов "за" - 249 561 955 647, что составляет 98,9148% от количества голосов, принявших участие в собрании.

Голоса распределились между кандидатами в члены Совета директоров в следующем порядке:

№п/п	Фамилия, имя, отчество кандидата	Количество голосов, поданных за кандидата	% к общему количеству голосов, принявших участие в собрании
1.	Ананьев Сергей Алексеевич	27 647 452 295	10,9582
2.	Анзиряев Юрий Николаевич	27 636 403 453	10,9538
3.	Богданов Владимир Леонидович	28 420 930 474	11,2647
4.	Буланов Александр Николаевич	27 722 095 287	10,9878
5.	Матвеев Николай Иванович	27 647 084 519	10,9580
6.	Медведев Николай Яковлевич	27 627 769 919	10,9504
7.	Мугу Байзет Юнусович	27 585 833 590	10,9337
8.	Усольцев Александр Викторович	27 685 706 565	10,9733
9.	Федоров Сергей Анатольевич	27 588 679 545	10,9349

- количество голосов "против" - 127 556 676, что составляет 0,0506% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 1 270 382 067, что составляет 0,5037% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №4:

4.1. по кандидатуре Белоусовой Татьяны Михайловны:
- количество голосов "за" - 27 693 996 775, что составляет 99,3612% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 16 423 662, что составляет 0,0589% от количества голосов, принявших участие в собрании;

- количество голосов "воздержался" - 138 206 877, что составляет 0,4959% от количества голосов, принявших участие в собрании;

4.2. по кандидатуре Комаровой Валентины Пантелеевны:
- количество голосов "за" - 27 693 977 154, что составляет 99,3611% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 17 093 077, что составляет 0,0613% от количества голосов, принявших участие в собрании;

- количество голосов "воздержался" - 138 191 652, что составляет 0,4958% от количества голосов, принявших участие в собрании;

4.3. по кандидатуре Олейник Тамары Федоровны:
- количество голосов "за" - 27 695 275 701, что составляет 99,3658% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 14 378 752, что составляет 0,0516% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 139 513 233, что составляет 0,5005% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №5:
- количество голосов "за" - 27 814 313 145, что составляет 99,2187% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 55 009 769, что составляет 0,1962% от количества голосов, принявших участие в собрании;

- количество голосов "воздержался" - 143 747 623, что составляет 0,5128% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №6:
- количество голосов "за" - 27 773 296 162, что составляет 99,0724% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 205 911 297, что составляет 0,7345% от количества голосов, принявших участие в собрании;

- количество голосов "воздержался" - 28 723 604, что составляет 0,1025% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №7:
- количество голосов "за" - 27 807 104 911, что составляет 99,1930% от количества голосов, принявших участие в собрании;

- количество голосов "против" - 178 198 666, что составляет 0,6357% от количества голосов, принявших участие в собрании;

- количество голосов "воздержался" - 28 283 549, что составляет 0,1009%

от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №8:
- количество голосов "за" - 27 820 557 362, что составляет 99,2410% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 168 156 109, что составляет 0,5998% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 24 861 380, что составляет 0,0887% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №9:
- количество голосов "за" - 27 817 204 249, что составляет 99,2290% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 167 188 886, что составляет 0,5964% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 29 218 911, что составляет 0,1042% от количества голосов, принявших участие в собрании.

Результаты голосования бюллетенями по вопросу №10:
- количество голосов "за" - 27 779 688 143, что составляет 99,0952% от количества голосов, принявших участие в собрании;
- количество голосов "против" - 208 097 564, что составляет 0,7423% от количества голосов, принявших участие в собрании;
- количество голосов "воздержался" - 16 740 196, что составляет 0,0597% от количества голосов, принявших участие в собрании.

По вопросу №1 решение "Утвердить годовой отчет о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках за 2001 год"
принято.

По вопросу №2 решение "Утвердить распределение прибылей (убытков) ОАО "Сургутнефтегаз" за 2001 год. Объявить выплату дивиденда за 2001 год: по привилегированной акции ОАО "Сургутнефтегаз" - 0,1 рубля, по обыкновенной акции ОАО "Сургутнефтегаз" - 0,033 рубля; выплату дивидендов производить в течение одного года: с 03.06.2002 по 02.06.2003 в определенном Советом директоров порядке"
принято.

По вопросу №3 решение "Избрать Совет директоров ОАО "Сургутнефтегаз" в следующем составе:
1. Ананьев Сергей Алексеевич
2. Анзиряев Юрий Николаевич
3. Богданов Владимир Леонидович
4. Буланов Александр Николаевич

5. **Матвеев Николай Иванович**
6. **Медведев Николай Яковлевич**
7. **Мугу Байзет Юнусович**
8. **Усольцев Александр Викторович**
9. **Федоров Сергей Анатольевич"**

принято.

По вопросу №4 решение:
"Избрать Ревизионную комиссию ОАО "Сургутнефтегаз" в следующем составе:
Белоусова Татьяна Михайловна
Комарова Валентина Пантелеевна
Олейник Тамара Федоровна"
принято.

По вопросу №5 решение
"Утвердить в качестве аудитора ОАО "Сургутнефтегаз" на 2002 год ООО "Аудиторская фирма "Аваль"
принято.

По вопросу № 6 решение
"Внести изменения и дополнения в устав открытого акционерного общества "Сургутнефтегаз"
принято.

По вопросу № 7 решение
"Внести изменения в порядок ведения общего собрания акционеров ОАО "Сургутнефтегаз"
принято.

По вопросу № 8 решение
"Утвердить положение о Совете директоров ОАО "Сургутнефтегаз"
принято.

По вопросу № 9 решение
"Внести изменения в положение о Ревизионной комиссии ОАО "Сургутнефтегаз"
принято.

По вопросу № 10 решение
"Одобрить сделки, которые могут быть совершены в процессе осуществления обычной хозяйственной деятельности между ОАО "Сургутнефтегаз" и его аффилированным лицом, если указанные сделки соответствуют следующим условиям:
- сделка направлена на реализацию предусмотренных Уставом видов и целей деятельности ОАО "Сургутнефтегаз" в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган

акционерного общества в соответствии с Федеральным законом РФ "Об акционерных обществах".
Данное решение сохраняет силу до годового общего собрания акционеров ОАО "Сургутнефтегаз" по итогам 2002 года"
принято.

Генеральный директор ***В.Л. Богданов***

Приложение 3

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***30.03.2002***
Код факта (события, действия): ***0100155А30032002***

- Орган управления эмитента, в котором произошли изменения: Совет директоров ОАО "Сургутнефтегаз";
- Фамилия, Имя, Отчество каждого лица, полномочия которого прекращены, с указанием доли участия в уставном капитале эмитента лиц, которые лично являются акционерами эмитента:

Фамилия, Имя, Отчество	Доля участия в уставном капитале эмитента
1. Ананьев Сергей Алексеевич	0,004 %
2. Анзиряев Юрий Николаевич	0,01 %
3. Атепаев Андрей Олегович	0,002 %
4. Богданов Владимир Леонидович	0,3 %
5. Буланов Александр Николаевич	0,0005 %
6. Матвеев Николай Иванович	0,01 %
7. Медведев Николай Яковлевич	0,03 %
8. Усольцев Александр Викторович	0,008 %
9. Федоров Сергей Анатольевич"	0,0005 %

- Дата, с которой произошли указанные изменения: 30 марта 2002 года;
- Обстоятельства, повлекшие изменения: п.7.2. Устава ОАО "Сургутнефтегаз".
- Фамилия, Имя, Отчество каждого лица, избранного (назначенного) в орган управления эмитента:

Фамилия, Имя, Отчество	Доля участия в уставном капитале эмитента
1. Ананьев Сергей Алексеевич	0,004 %
2. Анзиряев Юрий Николаевич	0,01 %
3. Мугу Байзет Юнусович	0,003 %
4. Богданов Владимир Леонидович	0,3 %
5. Буланов Александр Николаевич	0,0005 %
6. Матвеев Николай Иванович	0,01 %
7. Медведев Николай Яковлевич	0,03 %

8. **Усольцев Александр Викторович 0,008 %**
9. **Федоров Сергей Анатольевич" 0,0005 %**

- Дата, с которой произошли указанные изменения: 30 марта 2002 года;
- Уполномоченный орган эмитента, принявший решение, являющееся основанием указанных изменений, и дата его принятия: Общее годовое собрание акционеров ОАО "Сургутнефтегаз" от 30 марта 2002 года.

Генеральный директор В.Л. Богданов

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«16» августа 2002г. № 46-98

SEC MAIL PROCESSING
RECEIVED
APR 26 2002
WASH. D.C. 165 SECTION

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as an amendment to the Securities Exchange Act of 1934, we would like to **to inform you about the results of the Shareholders' Annual General Meeting of OJSC "Surgutneftegas". We would like to send you the set of documents adopted by the Shareholders' Meeting.** Please, find enclosed the news bulletin, published in the Appendix to "Bulletin of the Federal Commission on Securities Market of Russia" # 27 (440), dated 10.04.2002.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 68 pages.

Yours sincerely,

Andrey Serebriakov

Deputy Head of
Securities Department

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1

Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400

Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

Appendix 1

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***30.03.2002***
The code of fact (event, action): ***1100155A30032002***

-Type of securities, category (type) of shares on which income is accrued: preferred and ordinary shares of OJSC "Surgutneftegas";
-Date when the Issuer made a decision to pay (declare) share dividends: March 30, 2002;
-Period of share dividend payment: from June 3, 2002 to June 2, 2003;
-The body of the Issuer, which made a decision to pay (declare) share dividend: the Shareholder's General Meeting of OJSC "Surgutneftegas";
- Dividend per one share of the stated category (type): RUR 0.1 (one tenth) per a preferred share of OJSC "Surgutneftegas" and RUR 0.033 (thirty three thousandth) per an ordinary share of OJSC "Surgutneftegas";
- Total number of shares of one category (type) on which income is accrued: 7,701, 998, 235 preferred shares; 35,725,994,705 ordinary shares;
- Form of payment of declared income on securities: cash.

Director General **Vladimir L. Bogdanov**

APPROVED:
By the resolution adopted
at the Annual General Meeting of
OJSC "Surgutneftegas"
Minutes dated April "05", 2002 # 13

Amendments to the Regulations on Auditing Commission of Open Joint Stock Company "Surgutneftegas".

Surgut
2002

A numeral "…45…" is to be replaced by a numeral "…30…" in the first paragraph of Item 2.2.

A numeral "…15…" is to be replaced by a numeral "…5…" in the third paragraph of Item 2.2.

Item 2.5 is to be excluded.

The last sentence of Item 2.6 is to be excluded.

The words "a remuneration is paid and" in the first paragraph of Item 4.7 are to be excluded.

The second paragraph of Item 4.7 is to be excluded.

The words "only when suggested by the Board of Directors" are to be inserted after the words "the shareholders" in Item 5.2, the following text remains the same.

APPROVED:
By the resolution adopted
at the Annual General Meeting of
Open Joint Stock Company
"Surgutneftegas"
Minutes dated April "05", 2002
#13

Amendments to the Order of Annual General Meeting of Open Joint Stock Company "Surgutneftegas".

Surgut
2002

The words "...(through questionnaires)..." are to be excluded from Article 1.

The seventh paragraph is to be excluded from Item 3 of Article 1.

A numeral "...45..." is to be replaced by a numeral "...25..." in Item 4 of Article 1, the following text remains the same.

The second paragraph of Item 1 of Article 2 is to be set forth in the following wording:

The Extraordinary General Meeting of the Company's shareholders is held in the manner and within the terms prescribed by the Federal Law "On Joint Stock Companies".

A numeral "...10..." is to be replaced by a word "...five..." in the first paragraph of Item 4 of Article 2.

A text following the words "...is convened by the Company's Board of Directors to..." is to be replaced by a following text "...approve the Company's annual reports, annual financial statements, including profit and loss statements (profit and loss accounts), a distribution of the Company's profit, including payment (declaration) of dividends, and of loss through the results of the fiscal year, submitted by the Company's Board of Directors" in the first sentence of Item 1 of Article 3.

A numeral "...15..." is to replaced by a word "...five..." in the first paragraph of Item 4 of Article 3.

Words "The list of shareholders..." is to be substituted by "The list of persons..." in the first paragraph of Item 1 of Article 4, the following text remains as it is.

The second paragraph of Item 1 of Article 4 is to be set forth in the following wording:

The date for making up a list of persons having the right to participate in the General Shareholders' Meeting is fixed in compliance with the Federal Law "On Joint Stock Companies".

The third paragraph of Item 1 of Article 4 is to be excluded.

Words "The list of shareholders..." is to be replaced by "The list of persons..." in Items 3-5 of Article 4.

The Item 1 of Article 5 is to be set forth in the following wording:

While a meeting is being arranged the Company's Board of Directors and persons, in cases stipulated by Item 7 of Article 2 of the present Order, convening the meeting specify and fix:

a procedure of the General Shareholders' Meeting (either meeting or absentee ballot);

a date, venue and time of the General Shareholders' Meeting, the mailing address at which ballot papers filled out by shareholders can be sent, and, in the case of the General Shareholders Meeting held through absentee ballot, the closing date for ballot papers and the mailing address at which filled out bulletins shall be sent;

a date for making up a list of persons having the right to participate in the General Shareholders' Meeting;

an agenda for the General Shareholders' Meeting;

a procedure for informing shareholders of the General Shareholders' Meeting;

a list of materials (information) which are distributed among shareholders while the General Shareholders' Meeting is being arranged and a procedure of distributing the materials;

a form and a text of ballot papers.

Item 2 of Article 5 is to be excluded.

In the first paragraph of Item 1 of Article 6, a text following words "...Neft Priobya..." is to be set forth in the following wording:

Within the terms stipulated by the Federal Law "On Joint Stock Companies".

In Item 2 of Article 6, paragraphs from the first through sixth are to be set forth in the following wording:

a General shareholders' Meeting notification shall include:

the Company's full corporate name and the Company's location;

a procedure of the General Shareholders' Meeting (either meeting or absentee ballot);

a date, venue and time of the General Shareholders' Meeting, the mailing address at which ballot papers filled out by shareholders can be sent, or, in the case of the General Shareholders Meeting held through absentee ballot, the closing date for ballot papers and the mailing address at which filled out ballot papers shall be sent;

a date for making up a list of persons having the right to participate in the General Shareholders' Meeting;

an agenda for the General Shareholders' Meeting;

a procedure for reviewing materials (information) subject to submission while the General Shareholders' Meeting is arranged and an address (addresses) at which the materials are available.

Item 3 of Article 6 is to be set forth in the following wording:

Materials (information) subject to submission to persons having the right to participate in the General shareholders' Meeting, while the General shareholders' Meeting is arranged, include: annual financial statements including the auditor's opinion, the Company's Auditing Commission's opinion through the results of year-end audit of annual financial statements, information on a candidate (candidates) for the position of the Company's Director General, for the Board of Directors and for Auditing Commission of the Company, a draft of amendments and additions to be introduced into the Company's Charter or a draft of the Company's Charter represented in the new wording; drafts of internal documents, drafts of resolutions adopted by the General Shareholders' Meeting.

Words "...a list of shareholders..." is to be replaced by words "...a list of persons..." in Item 2 of Article 7.

Words "...Specialized...", "...Of specialized..." are to be excluded from Article 8.

A numeral "...30..." is to replaced by a numeral "...20..." in the second paragraph of Item 1 of Article 9, the following text remains the same.

Words "...through questionnaires..." are to be excluded from the third paragraph of Item 1 of Article 9; a text "... 30 days prior to the closing date for ballot papers" is to be replaced by the following text "...20 days prior to the General Shareholders' Meeting".

Item 2 of Article 9 is to be set forth in the following wording:

A ballot paper shall include:

the full corporate name of the Company and the Company's location;

a procedure of the General Shareholders' Meeting (either meeting or absentee ballot);

a date, venue and time of the General Shareholders' Meeting, the mailing address at which ballot papers filled out by shareholders can be sent, or, in the case of the General Shareholders Meeting held through absentee ballot, the closing date for ballot papers and the mailing address at which filled out ballot papers shall be sent;

a formulation of the resolution relative to each issue (the name of each candidate) voted on through the ballot papers;

a breakdown of the vote taken on each item of the agenda into "in favor", "against" or "abstentions";

a reminder that a ballot paper shall be signed by a shareholder.

If there is a cumulative voting a ballot paper shall provide a mention of that as well as an explanation of what a cumulative voting is.

Words "…Specialized…" and "…Of specialized…" are to be excluded from Item 3 of Article 9.

Words "…Through specialized…" are to be excluded from Article 10.

A numeral "…10…" is to replaced by a numeral "…20…" in the third paragraph of Item 2 of Article 11.

A numeral "…20…" and words "…a list of shareholders…" are to be replaced by a numeral "…40…" and words "…a list of persons…" correspondingly in the forth paragraph of Item 2 of Article 11.

A numeral "…20…" is to be replaced by a numeral "…40…" in the fifth paragraph of Item 2 of Article 11.

Words "…Of specialized…", "…For specialized…", "…Specialized…", "…Through specialized…" are to be excluded from Article 13.

A numeral "…45…" is to be replaced by a numeral "…25…" in the ninth paragraph of Item 4 of Article 13.

Words "…(THROUGH QUESTIONNAIRS)…" are to be excluded from the title of Article 15.

Words "…(through questionnaires)…", "…Through specialized…", "…Specialized…", "…Of specialized…" are to be excluded from Article 15, words "…a list of shareholders…" are to be replaced by "…a list of persons…" in the same Article.

The second paragraph of Item 2 of Article 15 is to be set forth in the following wording:

the closing date for ballot papers, the mailing address at which filled out ballot papers shall be sent.

The ninth paragraph of Item 2 of Article 15 is to be excluded.

A numeral "…60…" is to be replaced by a numeral "…50…" in the tenth paragraph of Item 2 of Article 15

The eleventh paragraph of Item 2 of Article 15 is to be excluded.

A text "…30 days prior to the Company's closing date for ballot papers" is to be replaced by a text "…20 days prior to the General Shareholders' Meeting" in the first paragraph of Item 3 of Article 15.

The forth paragraph of Item 3 of Article 15 is to be excluded.

The eighth paragraph of Item 3 of Article 15 is to be added with "...the mailing address at which filled out ballot papers shall be sent".

In Item 2 of Article 16 words "...of Shareholders' Meeting..." shall be followed by a text "... exclusively in accordance with the Company's Board of Directors' proposal...", the remaining text remains the same.

REGISTERED BY:
Municipal Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast

Registration # 12-4782
Decree # 82 as of 12.04.2002

Deputy Mayor of the city of Surgut

______________A.P. Samoilenko

APPROVED BY:
The resolution by the Annual Shareholders' General Meeting of Open Joint Stock Company "Surgutneftegas"
Minutes # 13 as of 05.04.2002

AMENDMENTS TO THE CHARTER OF OPEN JOINT STOCK COMPANY "SURGUTNEFTEGAS"

Surgut
2002

Item 1.2 is to be added with: "..., ul. Kukuyevitskogo, 1" after "..., Surgut...".

Sub-item 3.2.3. of Item 3.2. is to be added with: "...including..." after "Use of natural recourses..." with the rest of the text remained unchanged.

Sub-item 3.2.6. of Item 3.2. is to be set as follows:

Processing and sale of oil, gas, and processing products thereof.

Sub-item 3.2.8. of Item 3.2. is to be set as follows:

Storage of oil, gas and processing products thereof.

Sub-item 3.2.49. of Item 3.2. is to be added with: "Manufacturing..." before "Repair...".

Item 3.2. is to be added with sub-items 3.2.51-3.2.69 as follows:

3.2.51. Mine surveying operations.

3.2.52. Communication operations.

3.2.53. Maintenance of gas networks.

3.2.54. Mounting and setup of instrumentation.

3.2.55. Mounting, adjustment, repairs and maintenance of security and fire protection systems of buildings and constructions.

3.2.56. Industrial safety examination.

3.2.57. Operation of explosive industrial facilities.

3.2.58. Operation of fire risk industrial facilities.

3.2.59. Operation of chemically hazardous industrial facilities.

3.2.60. Operation of trunk pipeline transportation.

3.2.61. Operation of oil and gas producing facilities.

3.2.62.Transportation of oil, gas and processed products via trunk pipelines.

3.2.63. Storage of industrial explosives.

3.2.64. Application of industrial explosives.

3.2.65. Operation of electrical supply, gas and heating systems.

3.2.66. Prosthetic-orthopedic assistance, manufacture and distribution of medicines and items used for medical purpose.

3.2.67. Handling hazardous waste.

3.2.68. Stocking, processing and sale of ferrous and non-ferrous scrap metal.

3.2.69. Customs activity.

The first paragraph of Item 4.4 is to be added with "...or General Meeting..." after "...the Company Board of Directors...".

The last sentence in the third paragraph of Item 4.6. is to be excluded.

The word "specialized" is to be excluded from Item 4.7.

The words "...resolution on effecting..." are to be replaced by "resolution on approval..."; the word "...on effecting..." is to be replaced by "...on approval..." in the second paragraph of Item 5.10.

The word "...exclusive..." is to be excluded from Item 6.3.

The following wording "...except when stipulated by the Federal Law "On Joint Stock Companies" and the present Charter" is to replace the text of Sub-Item 6.3.1. of Item 6.3 after "...according to new edition...".

Sub-item 6.3.3. of Item 6.3. is to be set forth as follows:

Approval of the annual report, the annual financial statements, including the profit and loss statements (profit and loss accounts) of the Company and also distribution of profit and loss of the Company.

Sub-Item 6.3.9. of Item 6.3. is to be set forth as follows:

Defining the quantity, face value, type (category) of the declared shares and the rights provided therefor.

The words "...on conclusion..." are to be replaced by "...on approval..." in Sub-item 6.3.15. of Item 6.3.

The words "...on conclusion..." are to be replaced by "...on approval..."; the words "...by Federal Law..." to be replaced by "...Item 3 of Article 79 of the Federal Law..." in Sub-Item 6.3.16. of Item 6.3.

Item 6.3. is to be added with Sub-item 6.3.17. as follows:

Increase in the charter capital by an placement of additional ordinary shares through public subscription when the number of additionally placed ordinary shares exceeds 25 per cent of the ordinary shares previously placed by the Company.

Item 6.3. is to be added with Sub-Item 6.3.18. as follows:

Increase in the charter capital by an additional placement of ordinary shares through private subscription.

Item 6.3. is to be added with Sub-item 6.3.19. as follows:

Private subscription placement of issue securities convertible into shares. Public subscription placement of securities convertible into ordinary shares totaling over 25 per cent of the previously placed ordinary shares.

Item 6.3. is to be added with Sub-Item 6.3.20. as follows:

Increase in the charter capital through increase in the face value of shares.

Item 6.3. is to be added with Sub-Item 6.3.21. as follows:

Adopting resolution on participation in holding companies, financial-industrial groups, associations and other commercial corporations.

Item 6.3. is to be added with Sub-Item 6.3.22. as follows:

Approval of internal documents regulating activity of the Company's bodies.

Item 6.3. is to be added with Sub-Item 6.3.23. as follows:

Other issues stipulated by the Law in force in the Russian Federation.

The word "...exclusive..." is to be excluded from the last paragraph of Item 6.3.

The following words "...on approval of the annual report, the annual financial statements, including the profit and loss statements accounts (profit and loss accounts) of the Company and also distribution of profit of the Company including the payment (declaration) of dividends, and losses of the Company by results of the fiscal year" are to be included in the second paragraph of Item 6.4 after the words "...approval of the Auditor of the Company...".

The numeral "...10..." is to be replaced by the numeral "...5..." in the fourth paragraph of Item 6.4.

The seventh paragraph of Item 6.4. is to be set forth as follows:

Extraordinary General Shareholders' Meeting is to be convened within the period stipulated by the Federal Law "On Joint Stock Companies". Absentee vote is conducted through ballots sent to shareholders via registered mail at least 20 days before General Shareholders' Meeting.

The text of the first sentence after the word "...is conducted..." is to be replaced by the following: "...within the period stipulated by the Federal Law "On Joint Stock Companies".

The second sentence in Item 6.5. is to be set forth as follows: The notice about Shareholders' General Meeting shall include:

location and full corporate company name;

manner of conducting the Shareholders' General Meeting (meeting or absentee vote);

date, place and time of the Shareholders' General Meeting and the mailing address of the Company for submitting filled out ballots. In case of absentee vote the notice shall include the deadline for submitting the filled out ballots and the mailing address for submitting filled out ballots;

date of compiling the list of persons entitled to participate in the Shareholders' General Meeting;

agenda of the Shareholders' General Meeting;

procedure used to acquire information (documents) subject to be submitted to shareholders as a part of preparing to Shareholders' General Meeting and the address where such information can be acquired;

The numerals "...6.3.13-6.3.16..." in the first paragraph of Item 6.6. are to be replaced by "...6.3.14-6.3.22...".

The numeral "...15..." in the fourth paragraph of Item 6.6 is to be replaced by "...6.3.14-6.3.22...".

The words "...list of shareholders..." is to be replaced by "...list of persons..." in the fifth paragraph of Item 6.6.

The numeral "...45..." in Item 6.7. is to be replaced by "...25...".

The words "...at least 10 days before the date of conducting..." in the first sentence of the third paragraph of Item 6.8. are to be replaced by "...within the period stipulated by the Federal Law "On Joint Stock Companies".

The numeral "...20..." and the words "...by list of shareholders..." in the second sentence of the third paragraph of Item 6.8. are to be replaced by the numeral "...40..." and the words "...by list of persons..." correspondingly.

The numeral "...6.3.16..." in the fourth paragraph of Item 6.8. is to be replaced by "...6.3.16-6.3.19...".

The word "...exclusive..." shall be excluded throughout the text of the first paragraph of Item 7.1.

The numeral "...6.3.13-6.3.16..." in Sub-Item 1 of Item 7.1. is to be replaced by "...6.3.14-6.3.22...".

The Sub-item 6 of Item 7.1. shall include "...list of persons..." instead of "...list of shareholders...".

Sub-Item 8 of Item 7.1. is to be set forth as follows:

increase in the charter capital of the Company through the placement of:

additional ordinary shares via public subscription within the number and category (type) declared shares if the number of additionally placed shares amounts to 25 per cent or less of the ordinary shares previously placed by the Company;

additional preferred shares via public subscription;

additional shares by means of property of the Company.

Sub-Item 9 of Item 7.1. is to be set forth as follows:

approval of the report on the results of issue and acquisition of the Company's shares by the Company.

Sub-Item 12 of Item 7.1. is to be set forth as follows:

placement of the Company:

bonds and other issue securities convertible into shares provided the stated shares (other issue securities) are placed through public subscription and can be converted into ordinary shares of the Company totaling 25 per cent or less of the previously placed ordinary shares;

bonds and other issued securities provided that under placement conditions they are not convertible into the Company's shares.

Sub-Item 19 of Item 7.1. is to be set forth as follows:

Defining the use of the reserve, special purpose and other funds of the Company.

Sub-Item 20 of Item 7.1. is to be set forth as follows:

approval of the internal documents of the Company except internal documents subject to approval of Shareholders' General Meeting in accordance with the Federal Law "On Joint Stock Companies", and other internal documents of the Company subject to approval of Director General of the Company as stated by the present Charter.

Sub-Item 22 of Item 7.1. is to be set forth as follows:

making alteration to the Company Charter in connection with establishing affiliated companies and representative offices and their liquidation.

The words "...on conclusion..." are to be replaced by "...on approval..." in Sub-item 23 of Item 7.1.

The words "...on conclusion..." are to be replaced by "...on approval..." in Sub-item 24 of Item 7.1.

Item 7.1 is to be added with Sub-Item 26 as follows:

approval of the Company's registrar, conclusion and termination of an agreement therewith.

Item 7.1. is to be added with Sub-item 27 as follows:

Other issues stipulated by the laws of the Russian Federation.

The words "...for one year..." in the first paragraph of Item 7.2. are to be replaced by "...till the next Annual Shareholders' General Meeting...".

Item 7.2 is to be amended with the following paragraphs:

Written opinion of the Board of Directors member absent from the meeting of Board of Directors can be taken into account during the process of defining the quorum and results of the vote on the agenda.

Resolutions of the Board of Directors can be adopted by absentee vote.

The third sentence of Item 7.4. is to be amended as follows "...except the cases stipulated by the Federal Law "On Joint Stock Companies".

The following text is to be excluded from Item 8.1. "...and Regulation on Director General of the Company...".

The passage "of the value up to 25 per cent of the book value of the Company assets as defined by results of the Company financial statements on the last reporting date, use of reserve, special-purpose and other funds of the Company as defined by the Company's Board of Directors..." is to be included in the fifth paragraph of Item 8.6. after "...including conclusion of property purchase agreements...".

The passage "...and its subsidiaries" is to be included in the tenth paragraph of Item 8.6. after the following: "...of social development of the Company...".

The passage "...and its subsidiaries..." is to be included in the first sentence of the twelve paragraph after the following: "...by the Company activity...", the word "...exclusive..." is to be excluded.

The passage: "...for the current year..." is to be excluded from the second sentence of Item 10.3.

The text: "...the Company's Board of Directors draws up a list of shareholders..." is to be replaced as follows "...a list of persons is made..."; the words: "...to shareholders and nominal holders..." is to be replaced by "...persons..." in the first sentence of Item 10.6.

APPROVED:
By the resolution adopted
at the Annual General Meeting
of Open Joint Stock Company
"Surgutneftegas"
Minutes dated 05.04.2002
13

Regulations on the Board of Directors of Open Joint Stock Company "Surgutneftegas"

Surgut
2002

Article 1. General provisions.

1.1 The Board of Directors of Open Joint Stock Company "Surgutneftegas" (hereinafter referred to as "the Company") is involved in managing generally the Company's activities.
1.2 The chief aims of the Board of Directors are to formulate a policy to increase the profitability and competitiveness of the Company, to ensure economic and financial stability of the Company, to ensure shareholders' rules are observed as well as to achieve other aims of the Company provided for by the Charter.
1.3 Conducting operations, the Board of Directors acts according to the legislation of the Russian Federation, the Charter of the Company, resolutions passed by the General Shareholders' Meeting of the Company and by the present Regulations.
1.4 Passed within its competence, resolutions of the General Shareholders' Meeting are obligatory on the Board of Directors of the Company.

Article 2. The Board of Directors' competence.

2.1 The competence of the Company's Board of Directors includes issues of general management of the Company's activity except those lying, in accordance with the Company's Charter and the Federal Law "On Joint Stock Companies", within the competence of the General Shareholders' Meeting and Director General of the Company.

2.2 The competence of the Company's Board of Directors includes:

2.2.1 Bringing issues stipulated by Sub-Items 6.3.6, 6.3.14 – 6.3.22 of Item 6.3 of Article 6 of the Company's Charter to the General Shareholders' Meeting for consideration.

2.2.2 Recommending the size of a dividend paid to shareholders and the procedure of a dividend payment;

2.2.3 Determining primary lines of the Company's activity.

2.2.4 Convening the Annual and Extraordinary General Shareholders' Meetings of the Company.

2.2.5 Approving the agenda for the General Shareholders' Meeting.

2.2.6 Fixing a date for making out a list of persons having the right to participate in the General Meeting, a date, a venue and a time for the General Shareholders' Meeting; informing shareholders of the forthcoming Meeting, of a list of materials (information) submitted to shareholders as the General Shareholders' Meeting is arranged, of a form and a text of a ballot paper.

2.2.7 Preliminary approval of annual reports, balance sheets, profit and loss accounts of the Company.

2.2.8 Increasing the Company's charter capital through the Company's public placing of:

additional ordinary shares at public subscriptions within the quantity and the category (type) of declared shares but the quantity of additional shares being placed shall constitute 25 per cent or less of ordinary shares previously placed by the Company;

additional preferred shares at public subscriptions;

additional shares at the expense of the Company's property.

2.2.9 Approving a report on issue results and on Company's share acquisition made by the Company.

2.2.10 Inserting amendments to the Company's Charter brought about by higher Company's Charter Capital through a higher par value of a share.

2.2.11 Inserting amendments to the Company's Charter brought about by higher Company's Charter Capital through the placing of additional shares.

2.2.12 The placing by the Company of:

bonds and other issue securities which can be converted into shares but the aforesaid bonds (other issue securities) shall be placed through public subscriptions and besides shall be convertible into the Company's ordinary shares constituting 25 per cent and less of ordinary shares previously placed;

bonds and other issue securities if in accordance with the provisions of the placing they cannot be converted into the Company's shares.

2.2.13 Determining the market value of the Company's property.

2.2.14 Acquiring and buying back shares, bonds and other securities placed by the Company, in cases provided by the present Charter;

2.2.15 Managing shares acquired and bought back by the Company as well as the shares placed at the Company's disposal owing to the buyer's failure to pay for them.

2.2.16 Electing the Board of Directors' Chairman and the Board of Directors' Deputy Chairman out of the members of the Board of Directors.

2.2.17 Appointing Director General of the Company, determining the rate of bonuses and compensations paid to him.

2.2.18 Recommending the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and determining the amount of Auditor's service payment.

2.2.19 Decision on how Reserve Fund, Special-Purpose Fund and other funds of the Company will be used.

2.2.20 Approval of the Company's internal documents except for the internal documents the approval of which lays within the competence of the General Shareholders' Meeting, in accordance with the Federal Law "On Joint Stock Companies", as well as for the other internal documents the approval of which lays within the competence of the Director General of the Company, in accordance with the Charter.

2.2.21 The foundation of branches and representative offices of the Company.

2.2.22 In accordance with the Federal Law "On Joint Stock Companies", passing a resolution that the Company should approve a large-scale transaction.

2.2.23 In accordance with the Federal Law "On Joint Stock Companies", passing a resolution that the Company should approve a transaction in case the Company acts as an interested party excluding transactions being conducted between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas", in accordance with the order provided by the forth paragraph of Item 8.6 of the Company's Charter.

2.2.24 Passing a resolution that there should be a contract for establishing relations among the parent company and the subsidiary company: between

Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas".

2.2.25 Approval of the Company's Registrar, approval and cancellation of the contract with the Registrar.

2.2.26 Inserting amendments into the Charter of the Company brought about by new branches and representative offices of the Company as well as by phasing them down.

2.2.27 Other issues provided for by the legislation of the Russian Federation.

2.3 The Board of Directors of the Company must pass relevant resolutions concerning issues lying with its competence.

Article 3. The order of the elections to the Board of Directors.

3.1 The Board of Directors is elected by the Annual General Shareholders' Meeting of the Company. In case the Annual General Shareholders' Meeting of the Company is not held within the terms provided for by the Federal Law on Joint Stock Companies this ceases the authorities of the Company's Board of Directors except for authorities to arrange, to convene and to hold the Annual General Shareholders' Meeting of the Company. The General Shareholders' Meeting of the Company passes a resolution on how many members there will be in the Board of Directors. The Board of Directors of the Company shall consist exclusively of physical persons.

3.2 A member of the Board of Directors shall be a person elected among candidates who have been put up by the Company's shareholders in compliance with the requirements of the Company's Charter as well as of the present Regulations.

3.3 Candidates for the Board of Directors shall be put up by shareholders (a shareholder) having either individually or jointly at least 2 per cent of voting shares of the Company. The number of candidates put up by each shareholder (a group of shareholders) cannot exceed that of the Board of Directors, whose number has been determined by the General Shareholders' Meeting.

3.4 Those having an intention to put up a candidate for the Board of Directors shall inform the Company of that within 30 days at the latest after the end of the financial year. A motion to put up candidates for the Board of Directors shall be in a written form; those announcing their own candidacies for the Board of Directors shall also submit a written motion.

3.5 A motion to put up candidates for the Board of Directors (including putting up somebody's own candidacy) must include:

the last name (name) of a shareholder (shareholders) having made the motion;

a number and a category (type) of shares belonging to a shareholder (shareholders);

the last name of each candidate;

a motion shall be signed by a shareholder (shareholders).

3.6 Persons who have been previously elected to the Board of Directors of the Company can be re-elected unlimited number of times.

3.7 The Board of Directors is obliged to consider all motions to put up candidates for the Board of Directors and to adopt a resolution whether or not to include candidates into the list of candidates to be voted on at the General Shareholders' Meeting within 5 days at the latest after the termination of a period provided for by Item 3.4 of the present Regulations.

3.8 Under following circumstances, the Board of Directors can adopt a resolution not to include candidates into the list of candidates to be voted on:

the deadline for motions provided for by Item 3.4 of the present Regulations has been missed;

a motion fails to satisfy the requirements stipulated by the Federal Law "On Joint Stock Companies" and by the present Regulations;

on the date they made the motion shareholders who have made a motion possess an insufficient number of voting shares;

a motion has been initiated by those not on the Register of shareholders and/or not having delegate authority vested by correspondent shareholders.

The Board of Directors' resolution not to include a candidate into the list of candidates to be voted on as well as the reasons for turning the candidate down shall be sent to a shareholder (shareholders) having made a motion within three days at the latest after the resolution was adopted.

3.9 Elections to the Board of Directors of the Company are held through cumulative vote. The cumulative vote means that a number of votes equal to total number of the Company' Board of Directors' members accounts for one voting share of the Company. A shareholder has the right to cast all the votes received through his or her shares for one candidate or to distribute them among several (all) candidates for the Company's Board of Directors.

3.10 If the Annual General Shareholders' Meeting is rescheduled due to a lack of quorum, the nomination of new candidates for the Board of Directors is not allowed.

3.11 If elections for the Board of Directors held at the Annual General Shareholders' Meeting have not been recognized as valid, to elect members for the Board of Directors, the acting Board of Directors shall adopt a resolution to hold the Extraordinary General Shareholders' Meeting. In this case candidates for the Board of Directors are nominated in the order specifically designed for nomination of candidates as the Annual General Shareholders' Meeting is arranged.

Article 4. Term of office and the order of abdication for the members of the Board of Directors.

4.1 The members of the Board of Directors are considered elected as soon as the Company's Counting Commission has summed up the results of the voting on the election to the Board of Directors. They exercise their authority till the next Annual General Shareholders' Meeting elects new members to the Board of Directors, except when the term of office of the Board of Directors expires before the appointed time.

4.2 If for some reason new members to the Board of Directors were not elected at the Annual General Shareholders' Meeting, the term of office of the

Company's Board of Directors expires, except for its authority to arrange, convene and hold the Extraordinary General Shareholders' Meeting.

4.3 All members of the Board of Directors can be dismissed simultaneously according to the resolution of the Extraordinary General Shareholders' Meeting before their term of office expires (before the appointed time).

4.4 If the Extraordinary General Shareholders' Meeting adopts a resolution to dismiss all members of the Board of Directors before their term of office expires, Director General of the Company performs the functions of the Board of Directors to prepare and hold the Extraordinary General Shareholders' Meeting in order to elect new members to the Board of Directors.

In this case candidates to the Board of Directors are nominated in accordance with the procedure provided for by the Federal Law "On Joint Stock Companies".

4.5 In case the term of office of the Board of Directors expires before the appointed time, the Board of Directors newly elected at the Extraordinary General Shareholders' Meeting exercises its authority till the next Annual General Shareholders' Meeting elects the new Board of Directors.

4.6 A member of the Board of Directors has the right to abdicate voluntarily by sending a written notice to other members of the Board of Directors. At the same time other members of the Board of Directors proceed with exercising their authority.

4.7 In case any members of the Board of Directors abdicate voluntarily and the number of the members of the Board of Directors is less than the quorum provided for by Item 7.1 of the present Regulations, the rest of the Board of Directors are to adopt a resolution to convene the Extraordinary General Shareholders' Meeting in order to elect new members to the Board of Directors.

Article 5. Remuneration for the members of the Board of Directors.

5.1 A monthly remuneration is paid to Chairman of the Board of Directors while he performs his duties. It amounts to a salary and a monthly bonus paid to Director General of the Company.

5.2 There is no remuneration paid to the members of the Board of Directors for their participation in the Board of Directors' activities.

5.3 The Company reimburses Chairman and the members of the Board of Directors for their transport, mail, traveling and other expenses connected with the performance of their functions according to the resolution of the General Shareholders' Meeting of the Company.

5.4 Chief Accountant of the Company is responsible for payment of remuneration and reimbursement of expenses for the members of the Board of Directors.

Article 6. Procedural rules for the Board of Directors' meetings.

6.1 Resolutions of the Board of Directors are adopted either at the meetings of the Board of Directors or through absentee vote (questionnaires) in the order provided for by the present Regulations.

6.2 The Board of Directors holds meetings as required but at least once a quarter.

Meetings convened by Chairman of the Board of Directors or his Deputy according to the approved schedule are called regular meetings.

Meetings held as required including those held upon request of a member of the Board of Directors, Auditing Commission, the Auditor and Director General of the Company are called extraordinary meetings.

6.3 The newly elected Board of Directors holds its first meeting after the General Shareholders' Meeting at which this Board of Directors was elected is over. The aim of this meeting is to elect Chairman and Deputy Chairman of the Board of Directors.

A member of the Board of Directors, a shareholder (a shareholder's plenipotentiary) who holds the most of the Company's shares, opens the first meeting of the Board of Directors and presides at it till Chairman of the Board of Directors is elected.

Those members of the Board of Directors who are not plenipotentiaries (legal representatives) of Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" can not perform the functions of Chairman or Deputy Chairman of the Board of Directors.

The Board of Directors has the right to reelect its Chairman and Deputy Chairman at any time.

Director General of the Company cannot be elected Chairman of the Board of Directors.

6.4 Chairman of the Board of Directors or Deputy Chairman of the Board of Directors if Chairman is on leave or on sick-leave, or absent for some other reason as well as by his orders, organizes the activities of the Company's Board of Directors, convenes meetings of the Board of Directors and presides at them, organizes taking of the minutes during meetings and organizes absentee vote in accordance with the procedure provided for by the present Regulations.

6.5 The annual meeting of the Board of Directors is held not later than 30 days before the Annual General Shareholders' Meeting in order to preliminarily approve drafts of annual reports, balance sheets and profit and loss accounts of the Company.

6.6 Secretary of the Board of Directors prepares the draft schedule of meetings of the Board of Directors for the next quarter with suggestions taken into consideration. The draft schedule is considered by the Board of Directors at its next regular meeting and approved by Chairman or Deputy Chairman of the Board of Directors.

Additional (non-agenda) items are included in the approved schedule of meetings on the basis of the resolution of Chairman or Deputy Chairman of the Board of Directors.

Secretary of the Board of Directors prepares the draft agenda of the next meeting of the Board of Directors on the basis of resolutions adopted by the General Shareholders' Meeting of the Company and of the approved schedule of meetings of the Board of Directors. Then the draft agenda is submitted for approval by Chairman or Deputy Chairman of the Board of Directors.

Chairman or Deputy Chairman of the Board of Directors approves the agenda and gives instructions to convene the Board of Directors' meeting.

6.7 The extraordinary meeting of the Board of Directors may be convened either by Chairman of the Board of Directors on his own initiative or, in his absence or by his order, by Deputy Chairman.

Chairman or Deputy Chairman of the Board of Directors are to convene the extraordinary meeting upon request of a member of the Board of Directors, Auditing Commission, the Auditor or Director General of the Company. Issues suggested for consideration by the members of the Board of Directors, Auditing Commission, the Auditor or Director General of the Company can be included in the agenda.

6.8 Every member of the Board of Directors is to be sent a written notice announcing the Board of Directors' meeting (by registered mail, courier, telegram, telex, facsimile) not later than three calendar days before the appointed date of the meeting. The notice is to include the meeting's agenda. Information on the agenda items is either to be enclosed with the notice or to be given to a member of the Board of Directors the day before the Board of Directors' meeting.

6.9 Chairman of the Board of Directors or, in his absence or by his order, Deputy Chairman presides over the meeting. If Deputy Chairman is absent, the chairman of the meeting, one of the members of the Board of Directors, is elected by simple majority from those members of the Board of Directors who are present at the meeting.

6.10 The meeting of the Board of Director considers issues on the agenda. The members of the Board of Directors as well as other persons invited to the meeting of the Board of Directors can submit their suggestions and comments on the agenda items to Secretary of the Board of Directors not later than one day before the meeting. If necessary, any other items may be put on the agenda during the meeting of the Board of Directors provided that all members of the Board of Directors attending the meeting agree with that.

6.11 As a rule, all meetings of the Board of Directors are closed meetings. The Board of Directors can invite to its meetings the Company's management personnel, advisors, the Company's experts, shareholders and others. Persons invited to the meeting of the Board of Directors are named by Chairman or Deputy Chairman of the Board of Directors as agreed upon with those in charge of the issues to be considered.

6.12 As the need arises, any meeting of the Board of Directors can be postponed if all members of the Board of Directors attending the meeting agree with that.

Agenda items not considered at the Board of Directors' meeting are to be considered at the next meeting.

6.13 The members of the Board of Directors exercise their authority in person only.

6.14 The members of the Board of Directors and persons invited to the Board of Directors' meeting to discuss some issues may speak at a debate, make suggestions, comment and give information on the issues being discussed. A person presiding over the meeting closes the debate.

6.15 The Board of Directors appoints Secretary of the Board of Directors who is to arrange the Board of Directors' meetings, take the minutes of the Board of Directors' meetings, register and keep the minutes of the Board of Directors' meetings as well as the Board of Directors' resolutions adopted through

absentee vote (questionnaires), keep ballot papers, which are sent to the Board of Directors to adopt resolutions through absentee vote (questionnaires), organize office-work for the Board of Directors, head and employ the staff of the Board of Directors (a list of positions is to be approved by the Board of Directors) and performs other functions to ensure stability of the Board of Directors' activities and proper fulfillment of its resolutions.

6.16 Secretary of the Board of Directors controls fulfillment of resolutions adopted by the Board of Directors and reports on it to the Board of Directors at every meeting.

Article 7. Order of adoption of the Board of Directors' resolutions.

7.1 The quorum for the Board of Directors' meetings is secured by at least half of the elected members of the Board of Directors attending the meeting. In case the number of the Board of Directors' members is less than the above-mentioned quorum, the Board of Directors is to adopt a resolution to hold the Extraordinary General Shareholders' Meeting in order to elect new members to the Board of Directors. However, the rest of the Board of Directors have no right to adopt any other resolutions except for a resolution to convene such an Extraordinary General Shareholders' Meeting.

When defining the quorum and the results of voting on the agenda items, one may take into account the written opinion of a member of the Board of Directors who is not present at the Board of Directors' meeting.

7.2 When voting on a resolution at the Board of Directors' meeting, every member of the Board of Directors has one vote.

Assignation of the right to vote from one member of the Company's Board of Directors to another person, including another member of the Company's Board of Directors, is not allowed.

In the event of equality of votes, Chairman of the Board of Directors or Deputy Chairman presiding over the meeting by order of Chairman or the members of the Board of Directors has a casting vote.

All resolutions of the Board of Directors are passed by a majority of votes of the Board of Directors' members attending the meeting or taking part in absentee vote except for those issues, which are to be unanimously resolved by the Board of Directors.

The resolution of the Board of Directors on Sub-Item 2.2.23 of Item 2.2 of Article 2 of the present Regulations are to be passed by the Company's Board of Directors, by a majority of votes of the Board of Directors' independent members not interested in its fulfillment. If all members of the Company's Board of Directors are considered interested persons and/or they are not independent directors, a transaction may be approved by a resolution adopted at the General Shareholders' Meeting in accordance with the procedure provided for in Item 4, Article 83 of the Federal Law "On Joint Stock Companies".

7.4 A resolution of the Board of Directors may be adopted through absentee vote – through questionnaires sent to the members of the Board of Directors.

A written resolution is as valid as all resolutions passed at the Board of Directors' meeting provided that it was signed by a required number of the Board of Directors' members.

7.5 Ballot papers for absentee vote are delivered to the members of the Board of Directors in order and at the time stipulated by the present Regulations as regards sending notices of the Board of Directors' meeting.

To define quorum and count votes when voting by absentee ballots, one accepts ballot papers received by Secretary of the Board of Directors from members of the Board of Directors not later than the beginning of the working day, which is set in notices as the day for absentee vote in the Board of Directors.

Article 8. Minutes of the Board of Directors' meeting.

8.1 Resolutions on issues put to the vote at the meeting of the Board of Directors or by questionnaires are recorded in the minutes of the Company's Board of Directors' meeting.

8.2 The minutes are drawn up by Secretary of the Board of Directors not later than three working days after the Board of Directors' meeting.

The minutes are to include the venue and time of the meeting, persons attending the meeting, the meeting's agenda, issues put to the vote and results of voting on them, resolutions passed and the date when the minutes were drawn up.

The minutes of the Board of Directors' meeting are countersigned by Chairman of the Board of Directors (or a person presiding over the meeting of the Board of Directors) and Secretary of the Board of Directors.

The minutes not signed by Chairman of the Board of Directors (or a person presiding over the meeting of the Board of Directors) are considered invalid.

8.3 A member of the Board of Directors who did not agree with the Board of Directors' resolution has the right to submit a separate opinion. The separate opinion in written form is to be submitted not later than one day after the meeting and to be attached to the minutes.

8.4 Secretary of the Board of Directors informs executors about the resolutions of the Board of Directors and submits the resolutions to the corresponding bodies and persons on the reasoned demand of the latter, if necessary, by authority or order of Chairman or Deputy Chairman of the Board of Directors, in the form of excerpts from the minutes of the meeting signed by Secretary of the Board of Directors and with the Company's seal affixed.

Article 9. Liability of the members of the Board of Directors.

9.1 When exercising their rights and carrying out their duties, the members of the Board of Directors are to act in the Company's interests, exercise their rights and authority and carry out their duties in respect to the Company, as stipulated by the present Regulations, reasonably and in good faith, and not to disclose confidential information about the Company's activities, which they may know.

9.2 The members of the Board of Directors are held liable to the Company for damages caused to the Company by their culpable actions (failure to act). However, those members of the Board of Directors, who voted against the resolution that caused damages to the Company or did not vote, are not held liable.

When determining the reasons and the amount of liability for the members of the Board of Directors, ordinary conditions of business intercourse and other circumstances important for the matter are to be taken into consideration.

Article 10. Final provisions.

10.1 The present Regulations are to be approved by the Company's General Shareholders' Meeting by a majority of votes of those shareholders who hold voting shares of the Company at the suggestion of the Company's Board of Directors.

10.2 The resolution on making amendments and alterations to the present Regulations is to be adopted at the Company's General Shareholders' Meeting in accordance with the procedure for approval of the Regulations.

10.3 If some provisions of the present Regulations collide with the legislation of the Russian Federation, they lose force.

The Order of Dividend Payment
on Shares of Open Joint Stock Company "Surgutneftegas" for 2001

1. The present Order is designed in accordance with the Charter of OJSC "Surgutneftegas" (hereinafter referred to as 'the Company") and the active legislation of the Russian Federation.
2. Payment of dividends declared by the General Shareholders' Meeting is binding on the Company.
3. Dividend payment on the Company's shares is effected in money.
4. Term of dividend payment is set in the resolution of the Company's General Shareholders' Meeting.
5. The list of persons having the right to receive dividends on the Company's shares is drawn up as of February 12, 2002 (the date when the list of persons having the right to participate in the Annual General Shareholders' Meeting of the Company was drawn up).
6. The Company's registrar, ZAO "Surgutinvestneft", pays out dividends to natural persons, dividend payees; the Company pays out dividends to legal persons, dividend payees.
7. Dividend payment to persons entitled to receive dividends is effected in the following order:

   to the Company's employees: in cash at the banks of the Company;

   to residents of the city of Surgut and Surgutsky District: at the branches of the Savings Bank of Russia and the branches of ZAO "Surgutneftegasbank";

   to residents of the city of Kirishi, Leningrad Region: at the branches of the Savings Bank of Russia.

   to other nonresident natural persons: by postal money order to the address indicated in the Register of Shareholders, provided that the amount of dividends due is not less than RUR 10. In case there are full bank details of a person, dividends are transferred to nonresidents' accounts at banking institutions.

Legal persons, dividend payees, are to confirm their bank details to the Company (provided that they have been changed or absent at the Register of Shareholders of the Company as of the date when the list of persons entitled to receive dividends was drawn up) when they apply for dividend payment.

If the amount of dividend due is less than RUR 10, dividend payment is effected only upon application of a person, dividend payee.

8. Postal and bank charges are paid by a person, dividend payee.
9. Interests on dividends not received are not added.
10. In case of dividend overpayment the Company has the right to set overpayment off against the next payments or to offer a dividend payee to return the amount overpaid. At the same time the Company has no right to force the mentioned payee to return the amount overpaid.
11. In accordance with the active legislation of the Russian Federation, when paying dividends, the Company withholds from dividend payees a tax, which is transferred to the budget.

Appendix 2

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***5.04.2002***
The code of fact (event, action): ***1200155A05042002***

- ***Type of General Meeting (annual, extraordinary): annual;***
- ***Manner of conducting the General Meeting: meeting;***
- ***The date the General Meeting was held: March 30, 2002***
- ***The venue the General Meeting was held at: 32, ul. Entuziastov, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast.***
- ***The quorum of the General Meeting: the Meeting was attended by persons included in the list of persons having right to participate in the Meeting and holding 27,998,765,437 (twenty seven billion nine hundred ninety eight million seven hundred sixty five thousand four hundred and thirty seven) votes which is 78.3845 per cent of the total number of the shares of the Company voting at the Meeting. In accordance with the Law of the Russian Federation "On Joint Stock Companies" the Meeting is legally qualified (has a quorum).***

- Items put to the vote and the results thereof:

1. Approval of the annual report on the financial results of OJSC "Surgutneftegas", the annual financial statements, including the profit and loss accounts for 2001.

2. Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2001, including the payment (declaration) of dividends, approval of the schedule and the form of payment of dividends.

3. Election of members of the Board of Directors of OJSC "Surgutneftegas".

4. Election of members of the Auditing Commission of OJSC "Surgutneftegas".

5. Approval of the Auditor of OJSC "Surgutneftegas".

6. Alternation of and amendment to the Charter of OJSC "Surgutneftegas".

7. Alternation of the order of conducting the OJSC "Surgutneftegas" Shareholders' General Meeting.

8. Approval of the Regulations of the Board of Directors of OJSC "Surgutneftegas".

9. Alternation of the Regulations of the Auditing Commission of OJSC "Surgutneftegas".

10. Of approval of transactions with an interested party, which may be effected by OJSC "Surgutneftegas" in the course of general business activity (based on Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The results of the vote by ballot papers on Item 1:

- ***number of affirmative votes is 27,858,334,354 - 99.3758% of the number of votes at the meeting;***
- ***number of negative votes is 145,765,860 - 0.5200% of the number of votes at the meeting;***
- ***number of abstaining votes is 4,369,442 - 0.0156% of the number of votes at the meeting;***

The results of the vote by ballot papers on Item 2:

- ***number of affirmative votes is 27,810,445,616 - 99.2049% of the number of votes at the meeting;***
- ***number of negative votes is 190,720,532 - 0.6803% of the number of votes at the meeting;***
- ***number of abstaining votes is 3,701,388 - 0.0132% of the number of votes at the meeting;***

The results of the cumulative vote by ballot papers on Item 3:

- ***number of affirmative votes is 249,561,955,647 - 98.9148% of the number of votes at the meeting;***

The candidates to the Board of Directors received the votes as follows:

# Last Name First Name Middle Name	*Number of votes the candidate received % of a total number of votes at the Meeting*
1. Ananyev Sergei Alexeevich 10.9582	*27,647,452,295*
2. Anziryayev Yuri Nikolaevich 10.9538	*27,636,403,453*
3. Bogdanov Vladimir Leonidovich 11.2647	*28,420,930,474*
4. Bulanov Alexander Nikolaevich 10.9878	*27,722,095,287*
5. Matveev Nikolai Ivanovich 10.9580	*27,647,084,519*
6. Medvedev Nikolai Yakovlevich 10.9504	*27,627,769,919*
7. Mugu Baizet Yunusovich 10.9337	*27,585,833,590*
8. Usoltsev Alexander Viktorovich 10.9733	*27,685,706,565*
9. Fedorov Sergei Anatolyevich 10.9349	*27,588,679,545*

- ***number of negative votes is 127,556,676 - 0.0506% of the number of votes at the meeting;***

- *number of abstaining votes is 1,270,382,067 - 0.5037% of the number of votes at the meeting;*

The results of the vote by ballot papers on Item 4:
4.1 as to the candidacy of Belousova Tatiana Mikhailovna:
- *number of affirmative votes is 27,693,996,775 - 99.3612% of the number of votes at the meeting;*
- *number of negative votes is 16,423,662 - 0.0589% of the number of votes at the meeting;*
- *number of abstaining votes is 138,206,877 - 0.4959% of the number of votes at the meeting;*

4.2 as to the candidacy of Komarova Valentina Panteleevna:
- *number of affirmative votes is 27,693,977,154 - 99.3611% of the number of votes at the meeting;*
- *number of negative votes is 17,093,077 - 0.0613% of the number of votes at the meeting;*
- *number of abstaining votes is 138,191,652 - 0.4958% of the number of votes at the meeting;*

4.3 as to the candidacy of Oleinik Tamara Fedorovna:
- *number of affirmative votes is 27,695,275,701 - 99.3658% of the number of votes at the meeting;*
- *number of negative votes is 14,378,752 - 0.0516% of the number of votes at the meeting;*
- *number of abstaining votes is 139,513,233 - 0.5005% of the number of votes at the meeting;*

The results of the vote by ballot papers on Item 5:
- *number of affirmative votes is 27,814,313,145 - 99.2187% of the number of votes at the meeting;*
- *number of negative votes is 55,009,769 - 0.1962% of the number of votes at the meeting;*
- *number of abstaining votes is 143,747,623 - 0.5128% of the number of votes at the meeting;*

The results of the vote by ballot papers on Item 6:
- *number of affirmative votes is 27,773,296,162 - 99.0724% of the number of votes at the meeting;*
- *number of negative votes is 205,911,297 - 0.7345% of the number of votes at the meeting;*
- *number of abstaining votes is 28,723,604 - 0.1025% of the number of votes at the meeting;*

The results of the vote by ballot papers on Item 7:

- ***number of affirmative votes is 27,807,104,911 - 99.1930% of the number of votes at the meeting;***
- ***number of negative votes is 178,198,666 - 0.6357% of the number of votes at the meeting;***
- ***number of abstaining votes is 28,283,549 - 0.1009% of the number of votes at the meeting;***

The results of the vote by ballot papers on Item 8:
- ***number of affirmative votes is 27,820,557,362 - 99.2410% of the number of votes at the meeting;***
- ***number of negative votes is 168,156,109 - 0.5998% of the number of votes at the meeting;***
- ***number of abstaining votes is 24,861,380 - 0.0887% of the number of votes***

The results of the vote by ballot papers on Item 9:
- ***number of affirmative votes is 27,817,204,249 - 99.2290% of the number of votes at the meeting;***
- ***number of negative votes is 167,188,886 - 0.5964% of the number of votes at the meeting;***
- ***number of abstaining votes is 29,218,911 - 0.1042% of the number of votes***

The results of the vote by ballot papers on Item 10:
- ***number of affirmative votes is 27,779,688,143 - 99.0952% of the number of votes at the meeting;***
- ***number of negative votes is 208,097,564 - 0.7423% of the number of votes at the meeting;***
- ***number of abstaining votes is 16,740,196 - 0.0597% of the number of votes***

As to Item 1 the following resolution is adopted:
"Approve the annual report on the financial results of OJSC "Surgutneftegas", annual financial statements, including the profit and loss account for 2001"

As to Item 2 the following resolution is adopted:
"Approve the distribution of profit (loss) OJSC "Surgutneftegas" for 2001. Declare dividends for 2001: RUR 0.1 per a preferred share of OJSC "Surgutneftegas" and RUR 0.033 per an ordinary share of OJSC "Surgutneftegas"; dividend payment is to be effected within one year: from June 3, 2002 to June 2, 2003 in the order established by the Board of Directors".

As to Item 3 the following resolution is adopted:
"Elect the following Board of Directors of OJSC "Surgutneftegas":
1. Ananyev Sergei Alexeevich
2. Anziryayev Yuri Nikolaevich
3. Bogdanov Vladimir Leonidovich

4. Bulanov Alexander Nikolaevich
5. Matveev Nikolai Ivanovich
6. Medvedev Nikolai Yakovlevich
7. Mugu Baizet Yunusovich
8. Usoltsev Alexander Viktorovich
9. Fedorov Sergei Anatolyevich

As to Item 4 the following resolution is adopted:
"Elect the following Auditing Commission of OJSC "Surgutneftegas":
Belousova Tatiana Mikhailovna
Komarova Valentina Panteleevna
Oleinik Tamara Fedorovna".

As to Item 5 the following resolution is adopted:
"Approve "Auditing Company" Aval" Ltd as the Auditor of OJSC "Surgutneftegas" for 2002.

As to Item 6 the following resolution is adopted:
"Make alternations and amendments to the Charter of Open Joint Stock Company "Surgutneftegas".

As to Item 7 the following resolution is adopted:
"Make alternations to the order of conducting the OJSC "Surgutneftegas" Shareholders' General Meeting".

As to Item 8 the following resolution is adopted:
"Approve the Regulations on the Board of Directors of OJSC "Surgutneftegas".

As to Item 9 the following resolution is adopted:
"Make alternation to the Regulations on the Auditing Commission of OJSC "Surgutneftegas".

As to Item 10 the following resolution is adopted:
"Approve transactions, which may be effected between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:

transaction is aimed at carrying out OJSC "Surgutneftegas" activity in accordance with the Company Charter within the amount of the transaction allowed to be effected by Individual Executive Body as stipulated by the Federal Law of the RF "On Joint Stock Companies".

The present resolution is valid till Annual Shareholders' General Meeting of OJSC "Surgutneftegas" for 2002.

Director General **Vladimir L. Bogdanov**

Appendix 3

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: **the city of Surgut, Tyumenskaya Oblast, Russian Federation**
The Issuer's code: **00155-A**

The date of fact (event, action): **30.03.2002**
The code of fact (event, action): **0100155A30032002**

-Issuer's governing body, which underwent changes: the Board of Directors of OJSC "Surgutneftegas";
-Last name, first name and middle name of each person whose authority has been terminated; the persons being shareholders of the Issuer and their shares of participation in the Issuer's charter capital:

Last Name, First name, Middle Name	Share of participation in the Issuer's charter capital
1. Ananyev Sergei Alexeevich	0.004%
2. Anziryayev Yuri Nikolaevich	0.01%
3. Atepaev Andrei Olegovich	0.002%
4. Bogdanov Vladimir Leonidovich	0.3%
5. Bulanov Alexander Nikolaevich	0.0005%
6. Matveev Nikolai Ivanovich	0.01%
7. Medvedev Nikolai Yakovlevich	0.03%
8. Usoltsev Alexander Viktorovich	0.008%
9. Fedorov Sergei Anatolyevich	0.0005%

-Date the aforementioned changes took place: March 30, 2002;
-Circumstances entailing the changes: Item 7.2 of OJSC "Surgutneftegas" Charter.
-Last name, first name and middle name of each person elected (appointed) to the Issuer's governing body:

Last Name, First name, Middle Name	Share of participation in the Issuer's charter capital
1. Ananyev Sergei Alexeevich	0.004%
2. Anziryayev Yuri Nikolaevich	0.01%
3. Mugu Baizet Yunusovich	0.003%

4. Bogdanov Vladimir Leonidovich	0.3%
5. Bulanov Alexander Nikolaevich	0.0005%
6. Matveev Nikolai Ivanovich	0.01%
7. Medvedev Nikolai Yakovlevich	0.03%
8. Usoltsev, Alexander Viktorovich	0.008%
9. Fedorov Sergei Anatolyevich	0.0005%

-Date the aforementioned changes took place: March 30, 2002;
-Issuer's authorized body that adopted the resolution giving the ground to the aforementioned changes and the date the resolution was adopted: the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" as of March 30, 2002.

Director General ***Vladimir L. Bogdanov***